




Cracker
Barrel
Old Country Store

CRACKER BARREL
OLD COUNTRY STORE, INC.

2010
ANNUAL REPORT



A Country Tradition of
Home-Style Food,
Unique Shopping and

HONEST VALUE.

est. Lebanon, Tennessee 1969


Cracker Barrel
Old Country Store
Checkers n' Dumplins.
Exit 226A • 5 Miles





Since 1969, Cracker Barrel Old Country Store, Inc.

has welcomed travelers and neighbors

alike with genuine country hospitality. Here

they can enjoy fresh, new takes on classic

comfort foods in our restaurant, or browse through

the fond memories and unexpected surprises

of our authentic country store. It's truly a one-of-

a-kind experience that simply can't be reinvented.

And surely hasn't been replicated.



593

locations

41

states

600,000

family, friends and guests
welcomed for Good Country Cookin'
each and every day.



State	Count	State	Count	State	Count
Alabama	28	Louisiana	9	North Dakota	1
Arizona	13	Maryland	5	Ohio	31
Arkansas	11	Massachusetts	4	Oklahoma	7
Colorado	4	Michigan	16	Pennsylvania	21
Connecticut	2	Minnesota	1	Rhode Island	1
Delaware	1	Mississippi	11	South Carolina	22
Florida	59	Missouri	17	South Dakota	1
Georgia	41	Montana	2	Tennessee	50
Idaho	1	Nebraska	2	Texas	43
Illinois	22	New Hampshire	1	Utah	4
Indiana	27	New Jersey	6	Virginia	30
Iowa	3	New Mexico	4	West Virginia	10
Kansas	4	New York	8	Wisconsin	5
Kentucky	30	North Carolina	35		

As of July 30, 2010


W
S
N
E

WHO SAYS

NEW FLAVORS AND OLD FAVORITES

CAN'T BE GOOD FRIENDS?

With over

56,000,000

pancakes served
every year, it's safe
to say we really
flip for breakfast.

Whether it's breakfast,
lunch or dinner,

Good Value

is always on our menu.



Summer Breakfast Specials

Country Fried Steak




MOON PI
Coffee
DECAFFEINATED
Coffee
REGULAR
Coffee
OLD FASHIONED
REGULAR
Coffee
Coffee
Coffee
Coffee
BUTTERMILK
Pancake
MIX
COUNTRY FIXIN'S
Cracker Barrel
OLD FASHIONED
BUTTERMILK
Pancake
MIX
Corn Muffin
MIX
Fried Apples
Fried Apples
Cherry
Natural
Apple Butter



A welcome break for

Travelers

on the road.



A friendly hello for

Neighbors

stopping by.



A tradition of

Pleasing People®

since 1969.



. . . All made possible by the more than 67,000 hard-working Cracker Barrel employees we're proud to call family.


CRACKER BARREL
Serving
Breakfast
All Day, Every Day

Cracker Barrel
Old Country Store
Good
Country
Cookin'
crackerbarrel.com

NICHOL
KOLA


To Our Shareholders:

Here we are, another year gone by, and the economy remains sluggish in terms of job growth and consumer spending. And yet Cracker Barrel Old Country Store® has compiled an outstanding year, outperforming many of our competitors. It seems that we must be doing something right. In fact, what we've been doing is the same thing that has made this company successful for more than 40 years – Pleasing People®. What we have challenged ourselves to do, though, is to become even more productive in the way we please people such as focusing on executing to standards and investing more in the areas of new products and advertising. All of these actions are aimed at strengthening our brand by improving the guest experience, improving our competitive advantage and producing higher profitability.

To get through the tough times, it's important to stay very focused on what's most important and that's what we did this year. We stayed true to the promise of our brand and that stood us well during what's now being called "the Great Recession." Consumers knew that they could come to any of our locations and get consistent quality, friendly service, and good value at a fair price. Cracker Barrel is a place to relax and reconnect with family and friends. We know this because our guests tell us so by their actions and in our research.

As I reported last year, Cracker Barrel was chosen for the 19th consecutive year as the "Best Family Dining Chain" in the "Choice in Chains" survey conducted by *Restaurants & Institutions* magazine. This year, of course, I wanted to report a 20th year for this honor, but I cannot do so because there was no consumer survey this year – *Restaurants & Institutions* recently stopped publishing, a victim of the weak economy.

Even without the long-running "Choice in Chains" survey, however, there are still ways to achieve recognition for excellence. In an independent consumer study, "Consumer Brand Metrics Program" conducted by Technomic, Inc., Cracker Barrel was rated at the top of the full service restaurants in the casual and family dining categories. We were rated the best in three categories: 1) Overall Attributes and Attitudes; 2) Appearance and Ambiance; and 3) Convenience and Takeout. In fact, we received top billing on a number of key areas: food and beverage quality, quality of the kids' menu, being treated as a valued individual, delivering food the way the consumers wanted it, delivering good value through prices, service and ambiance, and a pleasant experience overall.

In Zagat's 2010 consumer survey, Cracker Barrel was chosen as having the best breakfast at a full-service restaurant. In another survey by a nationally recognized research firm, we were ranked as number one in family dining in all



Cracker Barrel Old Country Store, Inc.
Diluted Income Per Share
From Continuing Operations
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$.50
$0
2006
2007
2008
2009
2010
Fiscal Year

seven of the ten markets surveyed in which we have a meaningful presence.

And for the ninth consecutive year, Cracker Barrel was also selected as the most RV-friendly sit-down restaurant in America by members of the Good Sam Club.

This kind of feedback affirms the strength of our brand, but we believe there's even more tangible proof of Cracker Barrel's appeal. By providing our "Pleasing People" experience to each guest through consistent execution, new and appealing food offerings supported by advertising, and better merchandising on the retail side, we were able to outperform the Knapp-Track™ traffic index throughout 2010, extending that string to a total of sixteen consecutive quarters. In the fourth quarter, our traffic was positive for the first time since the first quarter of 2007. And we did it without discounting. We have maintained a positive check throughout the recession, demonstrating that even in these difficult economic times our approach of offering honest value works. And to top things off, our retail sales growth turned positive mid-year and grew almost three percent in the second half of 2010.

There's something you need to remember about Cracker Barrel. We're always looking to do things better, but we tend to be cautious about making wholesale changes. That's why we test. Whether it's a new menu item, a new kitchen layout, or a new program to serve our guests more quickly, we go to painstaking lengths to make sure that the effort will produce the desired results before rolling it out across our network of almost 600 stores. A good carpenter says that you measure twice and cut once. Well, we might even measure a third time. Because of this approach, I'm pleased to say that we're already showing tangible progress with several of our initiatives. We believe that the power of our strong brand, combined with a more productive store base, will help to propel our unique family dining concept to a whole new level of sales and profitability.


Cracker Barrel Old Country Store, Inc.
Cash Flow From Operations and
Capital Expenditures
$ in Millions
$250
$200
$150
$100
$50
$0
2006
2007
2008
2009
2010
Fiscal Year
Net Cash Provided by Operating Activities
Cash Used to Purchase Property and Equipment


Cracker Barrel Old Country Store, Inc.
Dividend Outlays
and Dividends Per Share
Dividends on Common Stock (in millions)
$25
$20
$15
$10
$5
$0
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
Dividends Per Share
2006
2007
2008
2009
2010
Fiscal Year
Dividends Paid on Common Stock
Dividends Per Share

Not only did we grow our top line in 2010, we also strengthened our business model by attacking costs through both structural improvements and capturing the benefits of a favorable external environment. All of this was reflected in our strong financial results. We reported 2010 EPS of $3.62, up 25 percent from fiscal 2009. Revenue from continuing operations increased 1.6 percent to $2.4 billion. Comparable store restaurant sales increased 0.8 percent (including the effect of a 2.0 percent higher check) from fiscal 2009, and comparable store retail sales were down only 0.9 percent. During the year, we opened net five new Cracker Barrel Old Country Store locations, expanding our chain to 593 units at year-end.

We improved our operating margins to 6.8 percent, compared with 6.0 percent in 2009. Effective execution of our purchasing strategies led to a 2.5 percent reduction in our food commodity costs in 2010. In the retail business, better merchandising meant that we took $18 million less in markdowns for the year. We benefited from a reduction in store management staffing in our lower volume stores under new operating standards, and better productivity and a new healthcare benefits plan implemented at mid-year helped reduce labor costs and related expenses overall. The resulting 18 percent improvement in store operating income allowed our store managers to earn higher bonuses, improving management turnover and morale that, in turn, positively affect our guest experiences. Importantly, our improved guest satisfaction scores show that managing the business tightly never jeopardized the all-important guest experience.

While profits are a key measure of our success, cash flow is the lifeblood of any company. Net cash from operating activities was $212 million, which more than funded $70 million of capital expenditures. During 2010, we paid aggregate dividends of $0.80 per share for a total $18.5 million, reduced our debt by $65 million, and repurchased 1.35 million shares for $62.5 million.

More Growth at the Front of the Store

There aren't too many other places these days other than Cracker Barrel where you can walk right into an old fashioned country store. This atmosphere creates a strong emotional connection with the past, a signature of our brand. With almost 1,000 guests per day in each of our stores, we have the opportunity to offer a wide variety of gifts, snacks and impulse items to a large number of people.

Today, our new mix of merchandise seems to be on the right track. More guests are making purchases. Importantly, we are operating at very efficient inventory levels. We are executing a number of strategies that we believe will drive continued growth in our retail business.

The Great Gifts program that we introduced in 2010 crossed a number of merchandise categories. It included picture frames over the Summer with a military theme and frames for three and four generational pictures around Mother's Day. Pajama sets were very appealing at both Christmas and Mother's Day. Gifts of Cracker Barrel-branded food products and collegiate offerings worked for every occasion. Motion toys, such as the Roll-Over Laughing Dog and Animated Pet Fish, and musical toys were also very popular throughout the year.

A better product mix in the core categories – apparel, seasonal and toys – is an important part of the strategy to grow retail sales at a faster pace. Guest feedback in 2010 clearly showed that our products had more appeal than in the past. In apparel, the men's military t-shirts were popular, as were the bags, hats and jewelry offered for women. Our guests like to experience the changing of the seasons. They enjoy Halloween products as Autumn approaches, followed by our Christmas offerings, and garden accessories in the Spring, with a patriotic theme over the Summer. Every child, young and old, heads to the toy corner to see what's new. The musical toys such as the Magic Fiddle, harmonica, and the electronic drum sticks are examples of our most popular items.

Many of our guests like the Cracker Barrel restaurant experience so much that they want to take it home with them. We currently offer over twenty-five Cracker Barrel-branded food items. This includes many of the same items that are served at our table – regular and decaffeinated coffees, pancake mix, and fried apples – plus mint and gum tins in a number of flavors, peanut brittle and spicy and natural apple butter. Regional products provide the opportunity for the traveler to find something unique at every Cracker Barrel location. For example, we offer peanuts in Virginia, plush black bears in the Smokey Mountains, books on Elvis in West Tennessee and local collegiate merchandise pretty much everywhere.

We're making real progress in creating a better retail experience, and the proof is seen in higher guest satisfaction scores. We know that it takes more than just a better product selection. It also takes more training on information about the products so that employees are knowledgeable as they help guests, and it takes improved visual merchandising and a better system for getting the right product to the right store at the right time.

Through all these strategies, we believe we can show consistent growth in our retail business. Retail sales accounted for almost 24 percent of total sales six years ago. In 2010 retail sales, as a percent of total sales, were 20.5 percent. We are striving and intend to achieve that higher level again.

Building Upon Our Lead

Over the past few years, we have focused on strengthening the value of the Cracker Barrel brand. All of the brand initiatives are foundational improvements. Now it's time to build upon our underlying strength in order to expand our share of the full-service restaurant industry. We can accomplish this by generating higher sales per store and then by gradually increasing the rate at which we open new stores.

Once you have a successful operating model, you grow by building more restaurants. Adding new units, however, does not guarantee higher growth or profitability, as recent industry conditions have proven. Timing is important. We made a conscious decision a few years back to dramatically slow our pace of opening new stores. In fact, in 2010, we reached our lowest level of new store openings since 1986, opening only six new locations. That's roughly a one percent unit growth rate. It's going to take some time to ramp up new store development but we plan to do so because we see this as a key strategy for accelerating our earnings growth. For the coming fiscal year, we plan to open 11 new stores. That represents a growth rate closer to two percent. With average yearly revenue per store of about $4.1 million, you can see the potential sales growth, especially if we can continue to improve the unit economics of each new store and drive higher returns on investment.

As we accelerate unit development, we are working on creating a new store prototype that combines the best of what we have learned. To begin with, every new store will include our Seat to Eat process. The Seat to Eat initiative was aimed at serving each guest the correct order at the appropriate temperature in less than fifteen minutes. Seat to Eat includes new equipment in the kitchen and training for our employees. The store in Nicholasville, Kentucky, was the first to be opened with Seat to Eat, and results there are very encouraging. We launched the Seat to Eat process into our stores in three regions in fiscal 2010 and plan to complete the roll out in the remaining seven regions during fiscal 2011.

On the Path to Further Margin Improvement

Continuing the programs that were begun in 2009, in fiscal 2010 we adopted One Best Way to standardize execution at every location every day, but especially on weekends when we have our longest waits. The result is a system in which managers and employees can measure their performance every day. Our highly trained workforce, with turnover at 72 percent, is a major reason why we can deliver the "Pleasing People" guest experience even during the peak times of the day. And higher productivity per employee is a key factor in improving our profit margins.

Our food management processes, from the sourcing to the preparation of each menu offering to the management of waste, have improved. We're also looking for other ways, such as reducing energy usage in the stores, to eliminate unnecessary costs without negatively affecting the guest experience. In retail, we can improve the routing and timing of store deliveries to reduce freight costs. We plan to build on the work we have done in 2010 to further improve margins in 2011.

Manage Capital Structure to Build Value

We anticipate that our strong cash flow will fund all of our capital needs, including higher capital expenditures for new store growth, continued debt repayments, share repurchases to offset dilution, and a competitive dividend. During fiscal 2010, we amended our primary credit agreement to extend the maturity of $250 million of our outstanding long-term debt to 2016. The remainder of the debt is due in 2013. The extension improved our flexibility to refinance.

Living and Giving in the Community

We always strive to do better. This includes Cracker Barrel's programs for giving back to the communities in which we live and work. Our main focus is on education and diversity, and most of what we do is in partnership with existing charitable and social organizations. For example, we continued to develop and support the Rockin Reader® program that we started in 2009 at 122 schools in seven states. In 2010, the program expanded to 225 elementary schools in 29 states where volunteers provided 56,000 hours of time reading to children. The program was the winner of the annual "Stars of the Industry" Awards, presented by the Tennessee Hospitality Association for community relations efforts by national chains based in Tennessee. In 2011, we plan to add another 70 schools to the program.

Cracker Barrel also supported gender diversity as a Patron Sponsor of the ATHENA Award and Scholarship program offered by CABLE, a women's networking organization based in Nashville. As part of our ongoing work with the NAACP, Cracker Barrel supplied products for the annual Catfish and Blues Reception hosted by the Mississippi State Conference for the NAACP's 101st Annual Convention this year. We continue to support the Tom Joyner Family Reunion® and to fund scholarship programs at two Historically Black Colleges and Universities: Spelman College in Atlanta, Georgia and Fisk University in Nashville, Tennessee. Cracker Barrel was a sponsor of the Florida ProStart Management Competition presented by the Florida Restaurant and Lodging Association's Education Foundation again this year. That program provides students with an opportunity to learn about restaurant and hospitality career options.

Closer to home, we provided funding for historical markers across Tennessee and gave back to the Nashville area when the flooding in May uprooted many of our guests and employees. We provided gift cards for meals to people in shelters and, through Cracker Barrel Cares, provided funds to support our employees in need.

Our People Make the Brand

Preserving the integrity of our brand means living out our mission of "Pleasing People." With the right talent at every level, we can continue to deliver a great guest experience, grow our revenues, and improve our profits. The dedicated efforts of the 67,000 people who are part of our organization make the brand what it is today, a one-of-a-kind experience to share a great affordable meal with family and friends in a down-home country atmosphere.

As we look forward to fiscal 2011, we still face economic uncertainty. What we do know is that when families dine out, they will remain focused on value. In our own unique way, we are delivering value which is consistently reflected in high scores in customer satisfaction. Over the past two years we have made great strides in improving our business. We aren't finished, but we're encouraged about the long-term potential of our company, and we appreciate your continuing support.

Sincerely,



Michael A. Woodhouse
Chairman, President and Chief Executive Officer



Directors



Robert V. Dale

Lead Director; Retired; President, Windy Hill Pet Food Company, Nashville, TN; Chairman of Nominating and Corporate Governance Committee; Member of Executive, Audit, and Compensation Committees



Richard J. Dobkin

Retired; Managing Partner of the Tampa, FL office of Ernst & Young, LLP, an independent registered public accounting firm; Chairman of the Audit Committee; Member of the Executive and Compensation Committees



Robert C. Hilton

President, Autumn Capital, an investment firm, Nashville, TN; Member of Audit Committee



Charles E. Jones, Jr.

President, Corporate Communications, Inc., an investor/shareholder communications and public relations firm, Nashville, TN; Chairman of Compensation Committee and member of Nominating and Corporate Governance Committee.



B.F. (Jack) Lowery

Attorney; Chairman and CEO, LoJac Companies, Inc., an asphalt manufacturing, paving, highway construction, building materials supplier and contractor, Lebanon, TN; Member of Nominating and Corporate Governance and Public Responsibility Committees



Martha M. Mitchell

Retired; Senior Partner and Senior Vice President Fleishman-Hillard, Inc., an international communications consulting and public relations firm, St. Louis, MO; Chairman of Public Responsibility Committee; Member of Executive and Nominating and Corporate Governance Committees



Andrea M. Weiss

President and CEO of Retail Consulting, Inc., a retail consulting firm; Member of Compensation and Public Responsibility Committees



Jimmie D. White

Retired; Senior Vice President—Finance and CFO of Cracker Barrel Old Country Store, Inc.; Member of Audit and Public Responsibility Committees



Michael A. Woodhouse

Chairman of the Board, President and CEO of Cracker Barrel Old Country Store, Inc.; Chairman of the Executive Committee

2010

Financial Table of Contents

Forward-Looking Statements – Risk Factors

Except for specific historical information, many of the matters discussed in this Annual Report to Shareholders may express or imply projections of items such as revenues or expenditures, estimated capital expenditures, compliance with debt covenants, plans and objectives for future operations, inventory shrinkage, growth or initiatives, expected future economic performance or the expected outcome or impact of pending or threatened litigation. These and similar statements regarding events or results that Cracker Barrel Old Country Store, Inc. (the "Company") expects will or may occur in the future, are forward-looking statements that, by their nature, involve risks, uncertainties and other factors which may cause our actual results and performance to differ materially from those expressed or implied by those statements. All forward-looking information is provided pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 and should be evaluated in the context of these risks, uncertainties and other factors. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "trends," "assumptions," "target," "guidance," "outlook," "opportunity," "future," "plans," "goals," "objectives," "expectations," "near-term," "long-term," "projection," "may," "will," "would," "could," "expect," "intend," "estimate," "anticipate," "believe," "potential," "regular," "should," "projects," "forecasts" or "continue" (or the negative or other derivatives of each of these terms) or similar terminology. We believe the assumptions underlying any forward-looking statements are reasonable; however, any of the assumptions could be inaccurate, and therefore, actual results may differ materially from those projected in or implied by the forward-looking statements. Factors and risks that may result in actual results differing from this forward-looking information include, but are not limited to, those summarized below, as well as other factors discussed throughout this document, including, without limitation, the factors described under "Critical Accounting Estimates" on pages 30 to 34 of this Annual Report or, from time to time, in the Company's filings with the Securities and Exchange Commission ("SEC"), press releases and other communications.

Readers are cautioned not to place undue reliance on forward-looking statements made in this document, since the statements speak only as of the document's date. Except as may be required by law, the Company has no obligation, and does not intend, to publicly update or revise any of these forward-looking statements to reflect events or circumstances occurring after the date of this document or to reflect the occurrence of unanticipated events. Readers are advised, however, to consult any future public disclosures that the Company may make on related subjects in its documents filed or furnished to the SEC or in its other public disclosures.

Set forth below is a summary of the material risks associated with our business and, therefore, any investment in our securities. Our 2010 Annual Report on Form 10-K, filed with the SEC on September 28, 2010 and available at sec.gov, as well as our website, crackerbarrel.com, contains a more comprehensive discussion of these risks, and you are encouraged to review that Annual Report on Form 10-K and all our SEC filings.

Risks Related to Our Business

- General economic, business and societal conditions as well as those specific to the restaurant or retail industries that are largely out of our control may adversely affect our results of operations.
- We face intense competition, and if we are unable to continue to compete effectively, our business, financial condition and results of operations would be adversely affected.
- The price and availability of food, ingredients, merchandise and utilities used by our restaurants or merchandise sold in our retail shop could adversely affect our revenues and results of operations.
- We are dependent on attracting and retaining qualified employees while also controlling labor costs.

- Our risks are heightened because of our single retail distribution facility; in addition, our reliance on certain significant vendors, particularly for foreign-sourced retail products, subjects us to numerous risks, including possible interruptions in supply, which could adversely affect our business.
- Our plans depend significantly on initiatives designed to improve the efficiencies, costs and effectiveness of our operations, and failure to achieve or sustain these plans could affect our performance adversely.
- We have substantial indebtedness, which may decrease our flexibility and increase our borrowing costs.
- Our advertising is heavily dependent on billboards, which are highly regulated; a shift away from billboard advertising poses a risk of increased advertising and marketing costs that could adversely affect our results of operations.
- Our business is somewhat seasonal and also can be affected by extreme weather conditions and natural disasters.
- If we fail to execute our business strategy, which includes our ability to find new restaurant locations and open new restaurants that are profitable, our business could suffer.
- Individual restaurant locations are affected by local conditions that could change and adversely affect the carrying value of those locations.
- Health concerns, government regulation relating to the consumption of food products and wide-spread infectious diseases could affect consumer preferences and could negatively affect our results of operations.
- Litigation may adversely affect our business, financial condition and results of operations.
- Unfavorable publicity could harm our business.
- The loss of key executives or difficulties in recruiting and retaining qualified personnel could jeopardize our success.
- We are subject to a number of risks relating to federal, state and local regulation of our business including the areas of health care reform and environmental matters, and an insufficient or ineffective response to government regulation may increase our costs and decrease our profit margins.
- Our current insurance programs may expose us to unexpected costs.
- A material disruption in our information technology and telecommunication systems could adversely affect our business or results of operations.
- A privacy breach could adversely affect our business.
- Our reported results can be affected adversely and unexpectedly by the implementation of new, or changes in the interpretation of existing, accounting principles or financial reporting requirements.
- Failure of our internal control over financial reporting could harm our business and financial results.
- Our annual and quarterly operating results may fluctuate significantly and could fall below the expectations of investors, securities analysts and rating agencies due to a number of factors, some of which are beyond our control, resulting either in volatility or a decline in the price of our securities.
- We are a holding company and depend on our subsidiaries to generate sufficient cash flow to pay dividends and meet our debt service obligations.
- Provisions in our charter and Tennessee law may discourage potential acquirors of our company, which could adversely affect the value of our securities.

Selected Financial Data

	(Dollars in thousands except percentages and share data) For each of the fiscal years ended				
	July 30, 2010[(a)]	July 31, 2009[(b)(c)]	August 1, 2008[(c)(d)]	August 3, 2007[(c)(e)(f)]	July 28, 2006[(c)(g)]
SELECTED INCOME STATEMENT DATA:					
Total revenue	$ 2,404,515	$ 2,367,285	$ 2,384,521	$ 2,351,576	$ 2,219,475
Income from continuing operations	85,258	65,957	65,303	75,983	95,501
(Loss) income from discontinued operations, net of tax	—	(31)	250	86,082	20,790
Net income	85,258	65,926	65,553	162,065	116,291
Basic net income per share:					
Income from continuing operations	3.71	2.94	2.87	2.75	2.23
(Loss) income from discontinued operations, net of tax	—	—	0.01	3.11	0.48
Net income per share	3.71	2.94	2.88	5.86	2.71
Diluted net income per share:					
Income from continuing operations	3.62	2.89	2.79	2.52	2.07
(Loss) income from discontinued operations, net of tax	—	—	0.01	2.71	0.43
Net income per share	3.62	2.89	2.80	5.23	2.50
Dividends declared per share[(h)]	$ 0.80	$ 0.80	$ 0.72	$ 0.56	$ 0.52
Dividends paid per share	$ 0.80	$ 0.78	$ 0.68	$ 0.55	$ 0.51
AS PERCENT OF TOTAL REVENUE:					
Cost of goods sold	31.0%	32.3%	32.4%	31.7%	31.8%
Labor and related expenses	37.8	38.7	38.2	38.0	37.6
Impairment and store closing charges	0.1	0.1	—	—	0.2
Other store operating expenses	18.2	17.8	17.7	17.4	17.3
Store operating income	12.9	11.1	11.7	12.9	13.1
General and administrative expenses	6.1	5.1	5.4	5.7	5.8
Operating income	6.8	6.0	6.3	7.2	7.3
Income before income taxes	4.8	3.8	3.9	5.0	6.3
SELECTED BALANCE SHEET DATA:					
Working capital (deficit)[(i)]	$ (73,289)	$ (66,637)	$ (44,080)	$ (74,388)	$ (6,280)
Current assets from discontinued operations	—	—	—	—	401,222
Total assets	1,292,067	1,245,181	1,313,703	1,265,030	1,681,297
Long-term debt	573,744	638,040	779,061	756,306	911,464
Interest rate swap liability	66,281	61,232	39,618	13,680	7,220
Other long-term obligations[(j)]	93,781	89,610	83,147	53,819	47,888
Shareholders' equity	191,617	135,622	92,751	104,123	302,282
SELECTED CASH FLOW DATA:					
Purchase of property and equipment, net of insurance recoveries, from continuing operations	$ 69,891	$ 67,842	$ 87,849	$ 96,447	$ 89,167
Share repurchases	62,487	—	52,380	405,531	704,160
SELECTED OTHER DATA:					
Common shares outstanding at end of year	22,732,781	22,722,685	22,325,341	23,674,175	30,926,906
Cracker Barrel stores open at end of year	593	588	577	562	543
AVERAGE UNIT VOLUMES[(k)]:					
Cracker Barrel restaurant	$ 3,226	$ 3,209	$ 3,282	$ 3,339	$ 3,248
Cracker Barrel retail	832	841	898	917	876

COMPARABLE STORE SALES [1]:					
Period to period increase (decrease) in comparable store sales:					
Cracker Barrel restaurant	0.8%	(1.7)%	0.5%	0.7%	(1.1)%
Cracker Barrel retail	(0.9)	(5.9)	(0.3)	3.2	(8.1)
Memo: Number of Cracker Barrel stores in comparable base	569	550	531	507	482

(a) *Includes charges of $2,800 before taxes for impairment and store closing charges from continuing operations.*
(b) *Includes impairment charges of $2,088 before taxes. We completed sale-leaseback transactions involving 15 of our stores and our retail distribution center in the fourth quarter of fiscal 2009 (see Note 10 to the Consolidated Financial Statements). Net proceeds from the sale-leaseback transactions together with excess cash flow from operations were used to pay down $142,759 of long-term debt.*
(c) *Logan's Roadhouse, Inc. was divested in fiscal 2007 and is presented as a discontinued operation.*
(d) *Includes charges of $877 before taxes for impairment and store closing charges from continuing operations.*
(e) *Fiscal 2007 consisted of 53 weeks while all other periods presented consisted of 52 weeks. The estimated impact of the additional week was to increase consolidated fiscal 2007 results as follows: total revenue, $46,283; store operating income, 0.1% of total revenue; operating income, 0.2% of total revenue; income from continuing operations, 0.1% of total revenue; and diluted income from continuing operations per share, $0.14.*
(f) *We repurchased 8,774,430 common shares and redeemed our zero-coupon convertible notes.*
(g) *Includes charges of $5,369 before taxes for impairment and store closing charges from continuing operations. We repurchased 16,750,000 common shares.*
(h) *On September 23, 2010, our Board of Directors declared a dividend of $0.22 per share payable on November 5, 2010 to shareholders of record on October 15, 2010.*
(i) *Working capital (deficit) excludes discontinued operations.*
(j) *The increase in other long-term obligations in fiscal 2008 as compared to prior years is primarily due to the adoption of accounting guidance for uncertain tax positions. The liability for uncertain tax positions is included in other long-term obligations beginning in fiscal 2008; in prior years, the liability was included in income taxes payable as a current liability.*
(k) *Average unit volumes include sales of all stores. Fiscal 2007 includes a 53rd week while all other periods presented consist of 52 weeks.*
(l) *Comparable store sales consist of sales of stores open at least six full quarters at the beginning of the year; and are measured on comparable calendar weeks.*

MARKET PRICE AND DIVIDEND INFORMATION

The following table indicates the high and low sales prices of our common stock, as reported by The Nasdaq Global Market, and dividends paid for the quarters indicated.

	Fiscal Year 2010			Fiscal Year 2009		
	Prices		Dividends Paid	Prices		Dividends Paid
	High	Low		High	Low	
First	$36.90	$25.67	$0.20	$30.35	$15.26	$0.18
Second	41.57	32.07	0.20	22.29	10.67	0.20
Third	53.43	36.18	0.20	35.18	17.11	0.20
Fourth	52.60	45.26	0.20	34.27	25.39	0.20


CRACKER BARREL OLD COUNTRY STORE, INC.
Shareholder Return Performance Graph
$150
$100
$50
$0
In Dollars
2005
2006
2007
2008
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2010
Cracker Barrel Old Country Store, Inc.
Peer Composite
S&P Small Cap

Significant change from prior year is that Western Sizzlin Corp. is now excluded in the Peer Composite.

The graph, left, shows the changes over the past five-year period, in the value of $100 invested in Cracker Barrel Old Country Store, Inc. Common Stock, the Standard & Poor's Small Cap Index, and the Peer Composite composed of all companies listed with Nasdaq with the same two-digit SIC (Standard Industrial Classification) code (58-Eating and Drinking Places) as Cracker Barrel Old Country Store, Inc. The plotted points represent the closing price on the last day of the fiscal year indicated and the reinvestment of dividends. The data set forth in the graph has been provided by FactSet Research Systems, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") provides information which management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. MD&A should be read in conjunction with the Consolidated Financial Statements and notes thereto. Readers also should carefully review the information presented under the section entitled "Risk Factors" in our Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") and other cautionary statements in this report. All dollar amounts reported or discussed in this MD&A are shown in thousands. References in MD&A to a year or quarter are to our fiscal year or quarter unless otherwise noted.

This overview summarizes the MD&A, which includes the following sections:

- *Executive Overview* – a general description of our business, the restaurant industry and our key performance indicators.
- *Results of Operations* – an analysis of our consolidated statements of income for the three years presented in our Consolidated Financial Statements.
- *Liquidity and Capital Resources* – an analysis of our primary sources of liquidity, capital expenditures and material commitments.
- *Critical Accounting Estimates* – a discussion of accounting policies that require critical judgments and estimates.

EXECUTIVE OVERVIEW

Cracker Barrel Old Country Store, Inc. (the "Company," "our" or "we") is a publicly traded (Nasdaq: CBRL) company that, through certain subsidiaries, is engaged in the operation and development of the Cracker Barrel Old Country Store® ("Cracker Barrel") restaurant and retail concept. As of September 21, 2010, the Company operated 595 Cracker Barrel restaurants and gift shops located in 41 states. The restaurants serve breakfast, lunch and dinner. The retail area offers a variety of decorative and functional items specializing in rocking chairs, holiday gifts, toys, apparel and foods.

Restaurant Industry

Our stores operate in the full-service segment of the restaurant industry in the United States. The restaurant business is highly competitive with respect to quality, variety and price of the food products offered. The restaurant business is often affected by changes in consumer taste; national, regional or local economic conditions; demographic trends; traffic patterns; the type, number and location of competing restaurants; and consumers' discretionary purchasing power. There are many segments within the restaurant industry which often overlap and provide competition for widely diverse restaurant concepts. Competition also exists in securing prime real estate locations for new restaurants, in hiring qualified employees, in advertising, in the attractiveness of facilities and with competitors having similar menu offerings or convenience.

Additionally, economic, seasonal and weather conditions affect the restaurant business. Adverse economic conditions affect consumer discretionary income and dining habits. Historically, interstate tourist traffic and the propensity to dine out have been much higher during the summer months, thereby contributing to higher profits in our fourth quarter. Retail sales, which are made substantially to our restaurant guests, are strongest in the second quarter, which includes the Christmas holiday shopping season. Severe weather also affects restaurant and retail sales adversely from time to time.

Key Performance Indicators

Management uses a number of key performance measures to evaluate our operational and financial performance, including the following:

Comparable store sales and restaurant guest traffic consist of sales and calculated number of guests, respectively, of stores open at least six full quarters at the beginning of the year and are measured on comparable calendar weeks. This measure highlights performance of existing stores because it excludes the impact of new store openings.

Percentage of retail sales to total sales indicates the relative proportion of spending by guests on retail product at our stores and helps identify overall effectiveness of our retail operations. Management uses this measure to analyze a store's ability to convert restaurant traffic into retail sales since we believe that the substantial majority of our retail guests are also guests in our restaurants.

Average check per person is an indicator which management uses to analyze the dollars spent in our stores per guest on restaurant purchases. This measure aids management in identifying trends in guest preferences as well as the effectiveness of menu price increases and other menu changes.

Store operating margins are defined as total revenue less cost of goods sold, labor and other related expenses and other store operating expenses, all as a percent of total revenue. Management uses this indicator as a primary measure of operating profitability.

RESULTS OF OPERATIONS

The following table highlights operating results over the past three years:

	Relationship to Total Revenue			Period to Period Increase (Decrease)	
	2010	2009	2008	2010 vs 2009	2009 vs 2008
Total revenue	100.0%	100.0%	100.0%	2%	(1)%
Cost of goods sold	31.0	32.3	32.4	(2)	(1)
Gross profit	69.0	67.7	67.6	4	—
Labor and other related expenses	37.8	38.7	38.2	(1)	1
Impairment and store closing charges	0.1	0.1	—	34	138
Other store operating expenses	18.2	17.8	17.7	4	—
Store operating income	12.9	11.1	11.7	18	(6)
General and administrative	6.1	5.1	5.4	21	(6)
Operating income	6.8	6.0	6.3	16	(6)
Interest expense	2.0	2.2	2.4	(6)	(9)
Interest income	—	—	—	—	(100)
Income before income taxes	4.8	3.8	3.9	28	(4)
Provision for income taxes	1.3	1.0	1.2	26	(15)
Income from continuing operations	3.5	2.8	2.7	29	1
(Loss) income from discontinued operations, net of tax	—	—	—	100	(112)
Net income	3.5	2.8	2.7	29	1

Total Revenue

The following table highlights the components of total revenue by percentage relationships to total revenue for the past three years:

	2010	2009	2008
Total Revenue:			
Restaurant	79.5%	79.2%	78.5%
Retail	20.5	20.8	21.5
Total revenue	100.0%	100.0%	100.0%

The following table highlights average weekly sales* over the past three years:

	2010	2009	2008
Restaurant	$ 62.0	$ 61.7	$ 63.1
Retail	16.0	16.2	17.3

** Average weekly sales are calculated by dividing net sales by operating weeks and include all stores.*

Total revenue, which increased 1.6% in 2010, decreased 0.7% in 2009 and increased 1.4% in 2008, benefited from the opening of 6, 11 and 17 stores in 2010, 2009 and 2008, respectively, partially offset by the closing of two stores in 2008. The closing of one store in the last week of 2010 had no significant impact on our 2010 total revenue.

The following table highlights comparable store sales* results over the past two years:

	Period to Period Increase (Decrease)	
	2010 vs 2009 (569 Stores)	2009 vs 2008 (550 Stores)
Restaurant	0.8%	(1.7)%
Retail	(0.9)	(5.9)
Restaurant & Retail	0.4	(2.6)

** Comparable store sales consist of sales of stores open at least six full quarters at the beginning of the year and are measured on comparable calendar weeks.*

The following table highlights comparable sales averages per store* over the past three years:

	2010 (569 Stores)	2009 (550 Stores)	2008 (531 Stores)
Restaurant	$3,238	$3,228	$3,293
Retail	829	838	893
Total	$4,067	$4,066	$4,186

Despite the continuing uncertain consumer sentiment, we currently are experiencing a positive restaurant sales trend that began in early calendar 2010. Our comparable store restaurant sales increased from 2009 to 2010 due to an increase in average check of 2.0%, including a 2.4% average menu price increase, partially offset by a decrease in guest traffic of 1.2%. This increase in comparable store restaurant sales followed a decrease in comparable store restaurant sales from 2008 to 2009, which resulted from a decrease in guest traffic of 4.6% partially offset by an increase in average check of 2.9%, including a 3.3% average menu price increase.

The comparable store retail sales decreases from 2009 to 2010 and from 2008 to 2009 resulted from decreases in restaurant guest traffic, which we believe resulted from uncertain consumer sentiment and reduced discretionary spending.

Gross Profit

Gross profit as a percentage of total revenue was 69.0%, 67.7% and 67.6% in 2010, 2009 and 2008, respectively. The increase from 2009 to 2010 was due to commodity deflation of 2.5%, our menu price increase referenced above and a decrease in markdowns of retail merchandise that reduced retail cost of goods sold 1.0% as a percentage of retail sales as compared with the prior year. A more favorable commodity climate in 2009 allowed us to keep our gross profit relatively unchanged from 2008 to 2009. We do not expect the favorable commodity environment that we experienced in 2010 to continue in 2011; however, we presently expect that we will be able to pass through much of any increased commodity costs by adjusting our menu pricing.

Labor and Related Expenses

Labor and other related expenses include all direct and indirect labor and related costs incurred in store operations. Labor and other related expenses as a percentage of total revenue were 37.8%, 38.7% and 38.2% in 2010, 2009 and 2008, respectively. The year-to-year decrease from 2009 to 2010 was due to decreases of 0.7% and 0.2% as a percentage of total revenue, respectively, in healthcare costs and store hourly labor costs. The decrease in healthcare costs resulted from lower medical claims and the benefit of the calendar 2010 group health plan design changes. The decrease in store hourly labor costs as a percentage of total revenue was due to menu pricing being higher than wage inflation. The year-to-year increase from 2008 to 2009 resulted primarily from higher healthcare costs, which was due to higher enrollment in and higher utilization of the calendar 2009 group health plan and termination costs associated with the calendar 2008 group health plan.

Impairment and Store Closing Charges

During 2010, 2009 and 2008, we recorded impairment charges of $2,672, $2,088 and $532, respectively. During 2010, one leased store was determined to be impaired, resulting in an impairment charge of $2,263. This store was impaired due to declining operating performance and resulting negative cash flow projections. Additionally, during 2010, one owned store was closed, resulting in an impairment charge of $409 and store closing charges of $128. The decision to close this store was due to its age, expected future capital expenditure requirements and declining operating performance.

During 2009, one owned store was determined to be impaired, resulting in charges of $933. Additionally, during 2009, we recorded a total impairment of $1,155 on office space, property adjacent to the office space and our management trainee housing facility. During 2008, we closed two stores, which resulted in impairment charges of $532 and store closing charges of $345. See Notes 3 and 9 to the accompanying Consolidated Financial Statements for more details regarding the impairment and store closing charges.

Other Store Operating Expenses

Other store operating expenses include all store-level operating costs, the major components of which are utilities, operating supplies, repairs and maintenance, depreciation and amortization, advertising, rent and credit card fees. Other store operating expenses as a percentage of total revenue increased from 17.8% in 2009 to 18.2% in 2010. The year-to-year increase from 2009 to 2010 was due in equal parts to higher maintenance and rent expenses. Higher maintenance expense resulted from the timing of sign maintenance and other programs. The increase in rent expense was due to the sale-leaseback transactions we completed in the fourth quarter of 2009 (see Note 10 to the accompanying Consolidated Financial Statements). Other store operating expenses were relatively constant in 2009 as compared to 2008.

General and Administrative Expenses

General and administrative expenses as a percentage of total revenue were 6.1%, 5.1% and 5.4% in 2010, 2009 and 2008, respectively. The year-to-year increase from 2009 to 2010 was due to higher incentive compensation accruals, including share-based compensation, which reflected better performance against financial objectives in 2010 as compared to the prior year. The year-to-year decrease from 2008 to 2009 was due in equal parts to lower manager trainee salaries resulting from lower manager turnover in 2009, lower travel resulting from cost control efforts and the non-recurrence of expenses associated with a manager meeting which was held in 2008.

Interest Expense

Interest expense as a percentage of total revenue was 2.0%, 2.2% and 2.4% in 2010, 2009, and 2008, respectively. The year-to-year decrease from 2009 to 2010 was primarily due to lower average debt outstanding. The year-to-year decrease from 2008 to 2009 was primarily due to lower average interest rates.

Provision for Income Taxes

Provision for income taxes as a percent of income before income taxes was 26.3%, 26.8% and 30.2% in 2010, 2009 and 2008, respectively. The decrease in the effective tax rate from 2009 to 2010 reflected a net reduction in our liability for uncertain tax positions of $2,134 this year compared to $389 last year and higher employer tax credits on an absolute dollar basis mostly offset by the effect on our tax rate from the increase in pretax income. The decrease in the effective tax rate from 2008 to 2009 reflected a net reduction in our liability for uncertain tax positions of $389 in 2009 compared to a net increase in 2008 of $1,782 and higher employer tax credits on an absolute dollar basis and as a percent of pretax income partially offset by higher effective state income tax rates.

LIQUIDITY AND CAPITAL RESOURCES

The following table presents a summary of our cash flows for the last three years:

	2010	2009	2008
Net cash provided by operating activities of continuing operations	$ 212,106	$ 164,171	$124,510
Net cash used in investing activities of continuing operations	(69,626)	(9,087)	(82,706)
Net cash used in financing activities of continuing operations	(106,389)	(155,406)	(44,459)
Net cash (used in) provided by operating activities of discontinued operations	—	(47)	385
Net increase (decrease) in cash and cash equivalents	$ 36,091	$ (369)	$ (2,270)

Our primary sources of liquidity are cash generated from our operations and our borrowing capacity under our $250,000 revolving credit facility (the "Revolving Credit Facility"). Our internally generated cash, along with cash on hand at July 31, 2009, our borrowings under our Revolving Credit Facility and proceeds from exercises of share-based compensation awards, were sufficient to finance all of our growth, share repurchases, dividend payments, working capital needs and other cash payment obligations in 2010.

We believe that cash at July 30, 2010, along with cash generated from our operating activities, the borrowing capacity under our Revolving Credit Facility and proceeds from exercises of share-based compensation awards will be sufficient to finance our continuing operations, our continuing expansion plans, our principal payments on our debt, our share repurchase plans and our expected dividend payments for at least the next twelve months and thereafter for the foreseeable future.

Cash Generated from Operations

Our cash generated from operating activities was $212,106, $164,171 and $124,510 in 2010, 2009 and 2008, respectively. The increase in net cash flow provided by operating activities from 2009 to 2010 reflected higher net income, the timing of payments for accounts payable and estimated income taxes, higher incentive compensation accruals and an increase in the sales of our gift cards partially offset by the change in retail inventories. The increase in incentive compensation accruals reflects better performance against financial objectives in 2010 as compared to the prior year. The change in retail inventories is primarily due to the timing of seasonal inventory purchases. The increase in net cash flow provided by operating activities from 2008 to 2009 primarily reflected improvements in the management of our retail inventories and the timing of payments for estimated income taxes partially offset by the timing of payments for interest.

Borrowing Capacity and Debt Covenants

On November 6, 2009, we amended our credit facility (the "Credit Facility"), which consists of term loans (aggregate outstanding at July 30, 2010 was $580,144) and the Revolving Credit Facility. The amendment extended the maturity date of $250,000 of our then outstanding term loans to April 27, 2016 from April 27, 2013. The amendment also extended the availability of $165,000 of the Revolving Credit Facility to January 27, 2013 from April 27, 2011. During 2010 and 2009, we made $57,856 and $130,988, respectively, in optional principal prepayments under the term loans. At July 30, 2010, although we had no outstanding borrowings under the Revolving Credit Facility, we had $30,346 of standby letters of credit related to securing reserved claims under workers' compensation insurance which reduce our availability under the Revolving Credit Facility. At July 30, 2010, we had $219,654 available under our Revolving Credit Facility. See "Material Commitments" below and Note 5 to our Consolidated Financial Statements for further information on our long-term debt.

The Credit Facility contains customary financial covenants, which include a requirement that we maintain a maximum consolidated total leverage ratio (ratio of total indebtedness to EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization) of 3.75 at July 30, 2010 and throughout the remaining term of the Credit Facility. The Credit Facility's financial covenants also require that we maintain a minimum consolidated interest coverage ratio (ratio of EBITDA to cash interest payable, as defined) of 4.00 at July 30, 2010 and throughout the remaining term of the Credit Facility. At July 30, 2010, our consolidated total leverage ratio and consolidated interest coverage ratio were 2.37 and 16.45, respectively. We presently expect to remain in compliance with the Credit Facility's financial covenants for the remaining term of the facility.

Sale-leaseback Transactions

In the fourth quarter of 2009, we completed sale-leaseback transactions involving 15 of our stores and our retail distribution center. Under these transactions, the land, buildings and improvements at the locations were sold for pre-tax net proceeds of $56,260. The stores and the retail distribution center have been leased back for initial terms of 20 and 15 years, respectively. Net proceeds from the sale-leaseback transactions, along with excess cash from operations, were used to reduce outstanding borrowings under the Credit Facility (see "Borrowing Capacity and Debt Covenants" above). See Note 10 to our Consolidated Financial Statements for further information on our sale-leaseback transactions.

Share Repurchases, Dividends and Proceeds from the Exercise of Share-Based Compensation Awards

We were authorized by our Board of Directors to repurchase shares of our common stock in 2010 to offset share dilution that might result from share issuances under our equity compensation plans. Additionally, subject to a maximum amount of $65,000, we have been authorized by our Board of Directors to repurchase shares in 2011 to offset share dilution that might result from share issuances under our equity compensation plans. The principal criteria for share repurchases are that they be accretive to expected net income per share, are within the limits imposed by our Credit Facility and that they be made only from free cash flow (operating cash flow less capital expenditures and dividends) rather than borrowings. During 2010, we repurchased 1,352,000 shares in the open market at an aggregate cost of $62,487. We did not repurchase any shares in 2009. During 2008, we repurchased 1,625,000 shares in the open market at an aggregate cost of $52,380.

Our Credit Facility imposes restrictions on the amount of dividends we are able to pay. If there is no default then existing and there is at least $100,000 then available under our Revolving Credit Facility, we may both: (1) pay cash dividends on our common stock if the aggregate amount of such dividends paid during any fiscal year is less than 15% of Consolidated EBITDA from continuing operations (as defined in the Credit Facility) during the immediately preceding fiscal year; and (2) in any event, increase our regular quarterly cash dividend in any quarter by an amount not to exceed the greater of $.01 or 10% of the amount of the dividend paid in the prior fiscal quarter.

Consistent with the prior year, we declared and paid a quarterly dividend of $0.20 per common share (an annual equivalent of $0.80 per share) in 2010. Additionally, on September 23, 2010, the Board declared a dividend of $0.22 per share payable on November 5, 2010 to shareholders of record on October 15, 2010. In 2009 and 2008, we paid dividends of $0.78 and $0.68, respectively.

During 2010, we received proceeds of $37,460 from the exercise of share-based compensation awards and the corresponding issuance of 1,362,096 shares. The excess tax benefit realized upon exercise of share-based compensation awards was $5,063. During 2009 and 2008, we received proceeds of $4,362 and $306, respectively, from the exercise of share-based compensation awards.

Working Capital

We had negative working capital of $73,289, $66,637 and $44,080, respectively, at July 30, 2010, July 31, 2009 and August 1, 2008. The change in working capital at July 30, 2010 compared with July 31, 2009 primarily reflected the timing of payments for accounts payable and estimated income taxes, higher incentive compensation accruals and an increase in cash generated from operations. The change in working capital at July 31, 2009 compared with August 1, 2008 primarily reflected a reduction in our retail inventories. In the restaurant industry, substantially all sales are either for cash or third-party credit card. Like many other restaurant companies, we are able to, and often do operate with negative working capital. Restaurant inventories purchased through our principal food distributor are on terms of net zero days, while restaurant inventories purchased locally generally are financed from normal trade credit. Because of our retail operations, which have a lower product turnover than the restaurant business, we carry larger inventories than many other companies in the restaurant industry. Retail inventories purchased domestically generally are financed from normal trade credit, while imported retail inventories generally are purchased through wire transfers. These various trade terms are aided by rapid turnover of the restaurant inventory. Employees generally are paid on weekly or semi-monthly schedules in arrears for hours worked, and certain expenses such as certain taxes and some benefits are deferred for longer periods of time. Many other operating expenses have normal trade terms.

Capital Expenditures

Capital expenditures (purchase of property and equipment) were $69,891, $67,842 and $87,849 in 2010, 2009 and 2008, respectively. Capital expenditures in 2010, 2009 and 2008 are net of proceeds from insurance recoveries of $241, $262 and $178, respectively. Capital expenditures for maintenance programs accounted for the majority of these expenditures in 2010. Costs of new locations accounted for the majority of these expenditures in 2009 and 2008. The increase in capital expenditures from 2009 to 2010 is primarily due to higher capital expenditures for maintenance programs and operational innovation initiatives partially offset by lower costs related to fewer new locations. The decrease in capital expenditures from 2008 to 2009 is primarily due to a reduction in the number of new locations acquired and under construction as compared to the prior year. We estimate that our capital expenditures during 2011 will be between $110,000 and $120,000. This estimate includes certain costs related to the acquisition of sites and construction of eleven new stores to be opened in 2011, as well as for acquisition and construction costs for locations to be opened in future years, capital expenditures for maintenance programs and operational innovation initiatives. We intend to fund our capital expenditures with cash flows from operations and borrowings under our Revolving Credit Facility, as necessary.

Off-Balance Sheet Arrangements

Other than various operating leases, which are disclosed more fully in "Material Commitments" below and Notes 2 and 17 to our Consolidated Financial Statements, we have no other material off-balance sheet arrangements.

Material Commitments

For reporting purposes, the schedule of future minimum rental payments required under operating leases, excluding billboard leases, uses the same lease term as used in the straight-line rent calculation. This term includes certain future renewal options although we are not currently legally obligated for all optional renewal periods. This method is consistent with the lease term used in the straight-line rent calculation, as described in Note 2 to the Consolidated Financial Statements.

Our contractual cash obligations and commitments as of July 30, 2010, are summarized in the tables below:

		Payments due by Year			
Contractual Obligations [a]	Total	2011	2012-2013	2014-2015	After 2015
Term loans payable on or before April 27, 2013 [b]	$ 347,559	$ 4,029	$343,530	—	—
Term loans payable on or before April 27, 2016 [b]	232,585	2,617	5,233	$ 5,233	$219,502
Note payable [c]	364	109	218	37	—
Operating leases excluding billboards [d]	748,935	36,078	72,805	73,992	566,060
Operating leases for billboards	30,576	19,577	10,956	43	—
Capital leases	66	22	44	—	—
Purchase obligations [e]	184,293	72,717	94,127	15,375	2,074
Other long-term obligations [f]	38,929	—	8,649	277	30,003
Total contractual cash obligations	$1,583,307	$135,149	$535,562	$94,957	$817,639

		Amount of Commitment Expirations by Year			
	Total	2011	2012-2013	2014-2015	After 2015
Revolving Credit facility expiring on April 27, 2011 [g]	$ 85,000	$ 85,000	—	—	—
Revolving Credit facility expiring on January 27, 2013 [g]	165,000	—	$165,000	—	—
Standby letters of credit	30,346	4,250	26,096	—	—
Guarantees [h]	2,364	562	975	$ 279	$ 548
Total commitments	$282,710	$ 89,812	$192,071	$ 279	$ 548

(a) At July 30, 2010, the entire liability for uncertain tax positions (including penalties and interest) is classified as a long-term liability. At this time, we are unable to make a reasonably reliable estimate of the amounts and timing of payments in individual years due to uncertainties in the timing of the effective settlement of tax positions. As such, the liability for uncertain tax positions of $17,467 is not included in the contractual cash obligations and commitments table above.

(b) The aggregate outstanding on the term loans at July 30, 2010 is $580,144. Using our expected principal payments on the term loans and projected interest rates, we will have interest payments of $43,063, $74,436, $22,000 and $6,061 in 2011, 2012-2013, 2014-2015 and thereafter, respectively. The projected interest rates for our swapped portion of our term loans are our fixed rates under our interest rate swaps plus our current credit spreads. Currently, our fixed rate is 5.57% through May 2013 and then our fixed rate decreases to 2.73% from May 2013 through May 2015. The projected interest rates for our unswapped portion of our term loans are the three-year swap rate at July 30, 2010 of 1.19% plus our current credit spreads. Our current credits spreads are 1.50% and 2.50%, respectively, on the term loans payable on or before April 27, 2013 and April 27, 2016.

(c) The note payable consists of a five-year note with a vendor in the original principal amount of $507 and represents the financing of prepaid maintenance for telecommunications equipment. The note payable is payable in monthly installments of principal and interest of $9 through October 16, 2013 and bears interest at 2.88%. Principal and interest payments for the note payable are included in the contractual cash obligations and commitments table above.

(d) Includes base lease terms and certain optional renewal periods, for which at the inception of the lease, it is reasonably assured that we will exercise.

(e) Purchase obligations consist of purchase orders for food and retail merchandise; purchase orders for capital expenditures, supplies and other operating needs and other services; and commitments under contracts for maintenance needs and other services. We have excluded contracts that do not contain minimum purchase obligations. In 2010, we increased our use of contracts that do not contain minimum purchase obligations but do address product specifications and pricing. We excluded long-term agreements for services and operating needs that can be cancelled within 60 days without penalty. We included long-term agreements and certain retail purchase orders for services and operating needs that can be cancelled with more than 60 days notice without penalty only through the term of the notice. We included long-term agreements for services and operating needs that only can be cancelled in

the event of an uncured material breach or with a penalty through the entire term of the contract. Due to the uncertainties of seasonal demands and promotional calendar changes, our best estimate of usage for food, supplies and other operating needs and services is ratably over either the notice period or the remaining life of the contract, as applicable, unless we had better information available at the time related to each contract.

(f) *Other long-term obligations include our Non-Qualified Savings Plan ($25,935, with a corresponding long-term asset to fund the liability; see Note 13 to the Consolidated Financial Statements), Deferred Compensation Plan ($4,068), FY2008, FY2009 and FY2010 Long-Term Retention Incentive Plans ($2,000), FY2010 District Manager Long-Term Performance Plan ($1,145) and FY2010 Long-Term Performance Plan ($5,781).*

(g) *We did not have any outstanding borrowings under our Revolving Credit Facility as of July 30, 2010. We paid $619 in non-use fees (also known as commitment fees) on the Revolving Credit Facility during 2010. Based on having no outstanding borrowings at July 30, 2010 and our current unused commitment fee as defined in the Credit Facility, our unused commitment fees in 2011 would be $701; however, the actual amount will differ based on actual usage of the Revolving Credit Facility in 2011.*

(h) *Consists solely of guarantees associated with properties that have been assigned. We are not aware of any non-performance under these arrangements that would result in us having to perform in accordance with the terms of those guarantees.*

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk, such as changes in interest rates and commodity prices. We do not hold or use derivative financial instruments for trading purposes.

Interest Rate Risk. We have interest rate risk relative to our outstanding borrowings under our Credit Facility. At July 30, 2010, our outstanding borrowings under our Credit Facility totaled $580,144 (see Note 5 to our Consolidated Financial Statements). Loans under the Credit Facility bear interest, at our election, either at the prime rate or LIBOR plus a percentage point spread based on certain specified financial ratios.

Our policy has been to manage interest cost using a mix of fixed and variable rate debt (see Notes 5, 6, 10 and 17 to our Consolidated Financial Statements). To manage this risk in a cost efficient manner, we entered into an interest rate swap on May 4, 2006 in which we agreed to exchange with a counterparty, at specified intervals effective August 3, 2006, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. The swapped portion of our outstanding debt is fixed at a rate of 5.57% plus our current credit spread over the 7-year life of the interest rate swap. Our current weighted average credit spread is 1.90%. Additionally, we entered into an interest rate swap on August 10, 2010 in which we agreed to exchange with a counterparty, effective May 3, 2013, the difference between fixed and variable interest amounts calculated by reference to the notional principal amount of $200,000. The swapped portion of our outstanding debt will be fixed at a rate of 2.73% plus our credit spread over the 2-year life of the interest rate swap. See Notes 2 and 6 to our Consolidated Financial Statements for further discussion of our interest rate swaps.

The impact on our annual results of operations of a one-point interest rate change on the outstanding balance of our unswapped outstanding debt as of July 30, 2010, would be approximately $152.

Commodity Price Risk. Many of the food products that we purchase are affected by commodity pricing and are, therefore, subject to price volatility caused by market conditions, weather, production problems, delivery difficulties and other factors which are outside our control and which are generally unpredictable. Four food categories (dairy (including eggs), beef, poultry and pork) account for the largest shares of our food purchases at approximately 13%, 12%, 11% and 10%, respectively. Other categories affected by the commodities markets, such as grains and seafood, may each account for as much as 7% of our food purchases. While we have some of our food items prepared to our specifications, our food items are based on generally available products, and if any existing suppliers fail, or are unable to deliver in quantities required by us, we believe that there are sufficient other quality suppliers in the marketplace that our sources of supply can be replaced as necessary. We also recognize, however, that commodity pricing is extremely volatile and can change unpredictably and over short periods of time. Changes in commodity prices would affect us and our competitors generally, and depending on the terms and duration of supply contracts, sometimes simultaneously. We enter into supply contracts for certain of our products in an effort to minimize volatility of supply and pricing. In many cases, or over the longer term, we believe we will be able to pass through some or much of the increased commodity costs by adjusting our menu pricing. From time to time, competitive circumstances, or judgments about consumer acceptance of price increases, may limit menu price flexibility, and in those circumstances, increases in commodity prices can result in lower margins, as happened to us in 2008.

RECENT ACCOUNTING PRONOUNCEMENTS

Accounting Standards Codification

On September 15, 2009, we adopted the Accounting Standards Codification ("ASC") as issued by the Financial Accounting Standards Board ("FASB"). The ASC is the single source of authoritative nongovernmental accounting principles generally accepted in the United States of America ("GAAP"), except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. The adoption did not have an impact on our consolidated financial statements.

Fair Value

On August 1, 2009, the first day of 2010, we adopted, on a prospective basis, new accounting guidance as issued by the FASB for certain nonfinancial assets and liabilities that are recorded or disclosed at fair value on a nonrecurring basis, such as nonfinancial long-lived asset groups measured at fair value for an impairment assessment. The adoption did not have an impact on our consolidated financial statements. See Note 3 to the accompanying Consolidated Financial Statements for further information related to our assets and liabilities measured at fair value on a nonrecurring basis.

CRITICAL ACCOUNTING ESTIMATES

We prepare our Consolidated Financial Statements in conformity with GAAP. The preparation of these financial statements requires us to make estimates and assumptions about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We base our estimates and judgments on historical experience, current trends, outside advice from parties believed to be experts in such matters and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. However, because future events and their effects cannot be determined with certainty, actual results could differ from those assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 2 to the Consolidated Financial Statements. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. Critical accounting estimates are those that:

- management believes are both most important to the portrayal of our financial condition and operating results and
- require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

We consider the following accounting estimates to be most critical in understanding the judgments that are involved in preparing our Consolidated Financial Statements.

- Impairment of Long-Lived Assets and Provision for Asset Dispositions
- Insurance Reserves
- Inventory Valuation
- Tax Provision
- Share-Based Compensation
- Unredeemed Gift Cards
- Legal Proceedings

Management has reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board of Directors.

Impairment of Long-Lived Assets and Provision for Asset Dispositions

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the asset to the undiscounted future cash flows expected to be generated by the asset. If the total expected future cash flows are less than the carrying amount of the asset, the carrying amount is written down to the estimated fair value of an asset to be held and used or the fair value, net of estimated costs of disposal, of an asset to be disposed of, and a loss resulting from impairment is recognized by a charge to income. Judgments and estimates that we make related to the expected useful lives of long-lived assets are affected by factors such as changes in economic conditions and changes in operating performance. The accuracy of such provisions can vary materially from original estimates and management regularly monitors the adequacy of the provisions until final disposition occurs.

We have not made any material changes in our methodology for assessing impairments during the past three years and we do not believe that there is a reasonable likelihood that there will be a material change in the estimates or assumptions used by us to assess impairment on long-lived assets. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and fair values of long-lived assets, we may be exposed to losses that could be material.

In 2010, 2009 and 2008, we incurred impairment charges related to our stores. In 2009, we also incurred impairment charges related to three corporate properties. For a more detailed discussion of these costs see the sub-section entitled "Impairment and Store Closing Charges" under the section entitled "Results of Operations" presented earlier in the MD&A.

Insurance Reserves

We self-insure a significant portion of our expected workers' compensation, general liability and health insurance programs. We purchase insurance for individual workers' compensation claims that exceed $250, $500 or $1,000 depending on the state in which the claim originates. We purchase insurance for individual general liability claims that exceed $500. Prior to January 1, 2009, we did not purchase such insurance for our group health program, but did limit our offered benefits for any individual (employee or dependents) in the program to not more than $1,000 lifetime, and, in certain cases, to not more than $100 in any given plan year. Beginning January 1, 2009, we split our group health program into two programs. The first program is fully insured and as such has no liability for unpaid claims. The second program is self-insured. For our calendar 2009 plan, benefits for any individual (employee or dependents) in the self-insured program were limited to not more than $1,000 lifetime, $100 in any given plan year and, in certain cases, to not more than $15 in any given plan year. For our calendar 2010 plan, benefits for any individual (employee or dependents) in the self-insured program are limited to not more than $20 in any given plan year, and, in certain cases, to not more than $8 in any given year. We record a liability for the self-insured portion of our group health program for all unpaid claims based upon a loss development analysis derived from actual group health claims payment experience.

We record a liability for workers' compensation and general liability for all unresolved claims and for an actuarially determined estimate of incurred but not reported claims at the anticipated cost to us based upon an actuarially determined reserve as of the end of our third quarter and adjust it by the actuarially determined losses and actual claims payments for the fourth quarter. The reserves and losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate. As such, we record the actuarially determined losses at the low end of that range and discount them to present value using a risk-free interest rate based on actuarially projected timing of payments. We also monitor actual claims development, including incurrence or settlement of individual large claims during the interim period between actuarial studies as another means of estimating the adequacy of our reserves.

Our accounting policies regarding insurance reserves include certain actuarial assumptions and management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. We have not made any material changes in the accounting methodology used to establish our insurance reserves during the past three years and do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate the insurance reserves. However, changes in these actuarial assumptions or management judgments in the future may produce materially different amounts of expense that would be reported under these insurance programs.

Inventory Valuation

Cost of goods sold includes the cost of retail merchandise sold at our stores utilizing the retail inventory method ("RIM"). RIM is an averaging method that is widely used in the retail industry due to its practicality. Under RIM, the valuation of our retail inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of our inventories. Inherent in the RIM calculation are certain significant management judgments and estimates, including initial markons, markups, markdowns and shrinkage, which may significantly impact the gross margin calculation as well as the ending inventory valuation.

Inventory valuation provisions are included for retail inventory obsolescence and retail inventory shrinkage. Retail inventory is reviewed on a quarterly basis for obsolescence and adjusted as appropriate based on assumptions made by management and judgment regarding inventory aging and future promotional activities. Cost of goods sold includes an estimate of shrinkage that is adjusted upon physical inventory counts. Annual physical inventory counts are conducted throughout the third and fourth quarters based upon a cyclical inventory schedule. An estimate of shrinkage is recorded for the time period between physical inventory counts by using a three-year average of the physical inventories' results on a store-by-store basis.

We have not made any material changes in the methodologies, estimates or assumptions related to our merchandise inventories during the past three years and do not believe there is a reasonable likelihood that there will be a material change in these estimates or assumptions in the future. However, actual obsolescence or shrinkage recorded may produce materially different amounts than we have estimated.

Tax Provision

We must make estimates of certain items that comprise our income tax provision. These estimates include effective state and local income tax rates, employer tax credits for items such as FICA taxes paid on employee tip income, Work Opportunity and Welfare to Work credits, as well as estimates related to certain depreciation and capitalization policies.

We recognize (or derecognize) a tax position taken or expected to be taken in a tax return in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained (or not sustained) upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

Our estimates are made based on current tax laws, the best available information at the time of the provision and historical experience. We file our income tax returns many months after our year end. These returns are subject to audit by various federal and state governments years after the returns are filed and could be subject to differing interpretations of the tax laws. We then must assess the likelihood of successful legal proceedings or reach a settlement with the relevant taxing authority. Although we believe that the judgments and estimates used in establishing our tax provision are reasonable, an unsuccessful legal proceeding or a settlement could result in material adjustments to our Consolidated Financial Statements and our consolidated financial position.

Share-Based Compensation

Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period. Our policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. Additionally, our policy is to issue new shares of common stock to satisfy exercises of share-based compensation awards.

The fair value of each option award granted was estimated on the date of grant using a binomial lattice-based option valuation model. This model incorporates the following ranges of assumptions:

- The expected volatility is a blend of implied volatility based on market-traded options on our stock and historical volatility of our stock over the contractual life of the options.
- We use historical data to estimate option exercise and employee termination behavior within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected life of options granted is derived from the output of the option valuation model and represents the period of time the options are expected to be outstanding.
- The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.
- The expected dividend yield is based on our current dividend yield as the best estimate of projected dividend yield for periods within the contractual life of the option.

The expected volatility, option exercise and termination assumptions involve management's best estimates at that time, all of which affect the fair value of the option calculated by the binomial lattice-based option valuation model and, ultimately, the expense that will be recognized over the life of the option. We update the historical and implied components of the expected volatility assumption when new grants are made. We update option exercise and termination assumptions annually. The expected life is a by-product of the lattice model and is updated when new grants are made.

Compensation expense is recognized for only the portion of options that are expected to vest. Therefore, an estimated forfeiture rate derived from historical employee termination behavior, grouped by job classification, is applied against share-based compensation expense. The forfeiture rate is applied on a straight-line basis over the service (vesting) period for each separately vesting portion of the award as if the award were, in-substance, multiple awards. We update the estimated forfeiture rate to actual on each of the vesting dates and adjust compensation expense accordingly so that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the award that is vested at that date.

Generally, the fair value of each nonvested stock grant is equal to the market price of our stock at the date of grant reduced by the present value of expected dividends to be paid prior to the vesting period, discounted using an appropriate risk-free interest rate.

All of our nonvested stock grants are time vested except the nonvested stock grants of one executive that are based upon the achievement of strategic goals. Compensation cost for performance-based awards is recognized when it is probable that the performance criteria will be met. At each reporting period, we reassess the probability of achieving the performance targets and the performance period required to meet those targets. Determining whether the performance targets will be achieved involves judgment and the estimate of expense may be revised periodically based on the probability of achieving the performance targets. Revisions are reflected in the period in which the estimate is changed. If any performance goals are not met, no compensation cost is ultimately recognized and, to the extent previously recognized, compensation cost is reversed. During 2008, based on our determination that the performance goals for one executive's nonvested stock grants would not be achieved, we reversed approximately $3,508 of share-based compensation expense.

Other than the reversal of share-based compensation in 2008 for nonvested stock grants whose performance goals would not be met, we have not made any material changes in our estimates or assumptions used to determine share-based compensation during the past three years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to determine share-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in share-based compensation expense that could be material.

Unredeemed Gift Cards

Unredeemed gift cards represent liabilities related to unearned income and are recorded at their expected redemption value. No revenue is recognized in connection with the point-of-sale transaction when gift cards are sold. For those states that exempt gift cards from their escheat laws, we make estimates of the ultimate unredeemed ("breakage") gift cards in the period of the original sale and amortize this breakage over the redemption period that other gift cards historically have been redeemed by reducing the liability and recording revenue accordingly. For those states that do not exempt gift cards from their escheat laws, we record breakage in the period that gift cards are remitted to the state and reduce our liability accordingly. Any amounts remitted to states under escheat or similar laws reduce our deferred revenue liability and have no effect on revenue or expense while any amounts that we are permitted to retain are recorded as revenue. Changes in redemption behavior or management's judgments regarding redemption trends in the future may produce materially different amounts of deferred revenue to be reported.

We have not made any material changes in the methodology used to record the deferred revenue liability for unredeemed gift cards during the past three years and do not believe there is a reasonable likelihood that there will be material changes in the future estimates or assumptions used to record this liability. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material.

Legal Proceedings

We are parties to various legal and regulatory proceedings and claims incidental to our business. In the opinion of management, however, based upon information currently available, the ultimate liability with respect to these actions will not materially affect our consolidated results of operations or financial position. We review outstanding claims and proceedings internally and with external counsel as necessary to assess probability of loss and for the ability to estimate loss. These assessments are re-evaluated each quarter or as new information becomes available to determine whether a reserve should be established or if any existing reserve should be adjusted. The actual cost of resolving a claim or proceeding ultimately may be substantially different than the amount of the recorded reserve. In addition, because it is not permissible under GAAP to establish a litigation reserve until the loss is both probable and estimable, in some cases there may be insufficient time to establish a reserve prior to the actual incurrence of the loss (upon verdict and judgment at trial, for example, or in the case of a quickly negotiated settlement).

Management's Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act). We maintain a system of internal controls that is designed to provide reasonable assurance in a cost-effective manner as to the fair and reliable preparation and presentation of the consolidated financial statements, as well as to safeguard assets from unauthorized use or disposition.

Our control environment is the foundation for our system of internal control over financial reporting and is embodied in our Corporate Governance Guidelines, our Financial Code of Ethics, and our Code of Business Conduct and Ethics, all of which may be viewed on our website. They set the tone for our organization and include factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures, which are reviewed, modified and improved as changes occur in business condition and operations. Neither our disclosure controls and procedures nor our internal controls, however, can or will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the benefits of controls relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. We have concluded that our internal control over financial reporting was effective as of July 30, 2010, based on these criteria.

In addition, Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting, which is included herein.



Michael A. Woodhouse
Chairman, President and Chief Executive Officer



Sandra B. Cochran
Executive Vice President and Chief Financial Officer

Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cracker Barrel Old Country Store, Inc.

Lebanon, Tennessee

We have audited the accompanying consolidated balance sheets of Cracker Barrel Old Country Store, Inc. and subsidiaries (the "Company") as of July 30, 2010 and July 31, 2009, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three fiscal years in the period ended July 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cracker Barrel Old Country Store, Inc. and subsidiaries as of July 30, 2010 and July 31, 2009, and the results of their operations and their cash flows for each of the three fiscal years in the period ended July 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of July 30, 2010, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 28, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Nashville, Tennessee
September 28, 2010

Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cracker Barrel Old Country Store, Inc.

Lebanon, Tennessee

We have audited the internal control over financial reporting of Cracker Barrel Old Country Store, Inc. and subsidiaries (the "Company") as of July 30, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 30, 2010, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended July 30, 2010, and our report dated September 28, 2010, expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP

Nashville, Tennessee
September 28, 2010

Consolidated Balance Sheet

	July 30, 2010	July 31, 2009
	(In thousands except share data)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 47,700	$ 11,609
Accounts receivable	13,530	12,730
Income taxes receivable	—	4,078
Inventories	144,079	137,424
Prepaid expenses and other current assets	8,609	9,193
Deferred income taxes	22,341	23,291
Total current assets	236,259	198,325
Property and Equipment:		
Land	287,591	286,161
Buildings and improvements	698,396	686,736
Buildings under capital leases	3,289	3,289
Restaurant and other equipment	410,411	379,459
Leasehold improvements	210,326	200,704
Construction in progress	11,532	16,089
Total	1,621,545	1,572,438
Less: Accumulated depreciation and amortization of capital leases	617,442	570,662
Property and equipment – net	1,004,103	1,001,776
Other assets	51,705	45,080
Total	$1,292,067	$1,245,181
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 116,218	$ 92,168
Current maturities of long-term debt and capital lease obligations	6,765	7,422
Taxes withheld and accrued	32,987	32,081
Income taxes payable	7,624	—
Accrued employee compensation	59,874	49,994
Accrued employee benefits	30,937	32,633
Deferred revenues	27,544	22,528
Accrued interest expense	10,535	10,379
Other accrued expenses	17,064	17,757
Total current liabilities	309,548	264,962
Long-term debt	573,744	638,040
Capital lease obligations	41	60
Interest rate swap liability	66,281	61,232
Other long-term obligations	93,781	89,610
Deferred income taxes	57,055	55,655
Commitments and Contingencies (Notes 2 and 17)		
Shareholders' Equity:		
Preferred stock – 100,000,000 shares of $.01 par value authorized; no shares issued	—	—
Common stock – 400,000,000 shares of $.01 par value authorized; 2010 – 22,732,781 shares issued and outstanding; 2009 – 22,722,685 shares issued and outstanding	228	227
Additional paid-in capital	6,200	12,972
Accumulated other comprehensive loss	(48,849)	(44,822)
Retained earnings	234,038	167,245
Total shareholders' equity	191,617	135,622
Total	$1,292,067	$1,245,181

See Notes to Consolidated Financial Statements.

CRACKER BARREL OLD COUNTRY STORE, INC.

Consolidated Statement of Income

	(In thousands except share data) Fiscal years ended		
	July 30, 2010	July 31, 2009	August 1, 2008
Total revenue	$ 2,404,515	$ 2,367,285	$ 2,384,521
Cost of goods sold	745,818	764,909	773,757
Gross profit	1,658,697	1,602,376	1,610,764
Labor and other related expenses	908,211	916,256	909,546
Impairment and store closing charges	2,800	2,088	877
Other store operating expenses	437,136	421,594	422,293
Store operating income	310,550	262,438	278,048
General and administrative expenses	145,882	120,199	127,273
Operating income	164,668	142,239	150,775
Interest expense	48,959	52,177	57,445
Interest income	—	—	185
Income before income taxes	115,709	90,062	93,515
Provision for income taxes	30,451	24,105	28,212
Income from continuing operations	85,258	65,957	65,303
(Loss) income from discontinued operations, net of tax	—	(31)	250
Net income	$ 85,258	$ 65,926	$ 65,553
Basic net income per share:			
Income from continuing operations	$ 3.71	$ 2.94	$ 2.87
(Loss) income from discontinued operations, net of tax	—	—	0.01
Net income per share	$ 3.71	$ 2.94	$ 2.88
Diluted net income per share:			
Income from continuing operations	$ 3.62	$ 2.89	$ 2.79
(Loss) income from discontinued operations, net of tax	—	—	0.01
Net income per share	$ 3.62	$ 2.89	$ 2.80
Basic weighted average shares outstanding	23,007,856	22,458,971	22,782,608
Diluted weighted average shares outstanding	23,579,752	22,787,633	23,406,044

See Notes to Consolidated Financial Statements.

CRACKER BARREL OLD COUNTRY STORE, INC.

Consolidated Statement Of Changes In Shareholders' Equity

(In thousands except share data)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders' Equity
	Shares	Amount				
Balances at August 3, 2007	23,674,175	$237	$ —	$ (8,988)	$112,874	$104,123
Comprehensive Income:						
Net income	—	—	—	—	65,553	65,553
Change in fair value of interest rate swap, net of tax benefit of $7,273 (See Note 6)	—	—	—	(18,665)	—	(18,665)
Total comprehensive income	—	—	—	(18,665)	65,553	46,888
Cumulative effect of a change in accounting principle for uncertain tax positions (Note 2)	—	—	—	—	2,898	2,898
Cash dividends declared – $.72 per share	—	—	—	—	(16,504)	(16,504)
Share-based compensation	—	—	8,491	—	—	8,491
Exercise of share-based compensation awards	276,166	2	304	—	—	306
Tax deficiency realized upon exercise of share-based compensation awards	—	—	(1,071)	—	—	(1,071)
Purchases and retirement of common stock	(1,625,000)	(16)	(6,993)	—	(45,371)	(52,380)
Balances at August 1, 2008	22,325,341	223	731	(27,653)	119,450	92,751
Comprehensive Income:						
Net income	—	—	—	—	65,926	65,926
Change in fair value of interest rate swap, net of tax benefit of $4,445 (See Note 6)	—	—	—	(17,169)	—	(17,169)
Total comprehensive income	—	—	—	(17,169)	65,926	48,757
Cash dividends declared – $.80 per share	—	—	—	—	(18,131)	(18,131)
Share-based compensation	—	—	6,946	—	—	6,946
Exercise of share-based compensation awards	397,344	4	4,358	—	—	4,362
Tax benefit realized upon exercise of share-based compensation awards	—	—	937	—	—	937
Balances at July 31, 2009	22,722,685	227	12,972	(44,822)	167,245	135,622
Comprehensive Income:						
Net income	—	—	—	—	85,258	85,258
Change in fair value of interest rate swap, net of tax benefit of $1,022 (See Note 6)	—	—	—	(4,027)	—	(4,027)
Total comprehensive income	—	—	—	(4,027)	85,258	81,231
Cash dividends declared – $.80 per share	—	—	—	—	(18,465)	(18,465)
Share-based compensation	—	—	13,193	—	—	13,193
Exercise of share-based compensation awards	1,362,096	14	37,446	—	—	37,460
Tax benefit realized upon exercise of share-based compensation awards	—	—	5,063	—	—	5,063
Purchases and retirement of common stock	(1,352,000)	(13)	(62,474)	—	—	(62,487)
Balances at July 30, 2010	22,732,781	$228	$ 6,200	$(48,849)	$234,038	$191,617

See Notes to Consolidated Financial Statements.

CRACKER BARREL OLD COUNTRY STORE, INC.

Consolidated Statement Of Cash Flows

	(In thousands) Fiscal years ended		
	July 30, 2010	July 31, 2009	August 1, 2008
Cash flows from operating activities:			
Net income	$ 85,258	$ 65,926	$ 65,553
Loss (income) from discontinued operations, net of tax	—	31	(250)
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:			
Depreciation and amortization	61,024	59,286	57,689
Loss on disposition of property and equipment	4,697	4,421	1,195
Impairment	2,672	2,088	532
Share-based compensation	13,193	6,946	8,491
Excess tax benefit from share-based compensation	(5,063)	(937)	—
Changes in assets and liabilities:			
Accounts receivable	(800)	754	(1,725)
Income taxes receivable	4,078	3,794	(6,919)
Inventories	(6,655)	18,530	(11,538)
Prepaid expenses and other current assets	584	1,788	1,648
Other assets	(5,642)	2,009	(3,597)
Accounts payable	24,050	(1,021)	52
Taxes withheld and accrued	906	2,622	(2,742)
Income taxes payable	12,687	—	990
Accrued employee compensation	9,880	3,809	(2,385)
Accrued employee benefits	(1,696)	(1,608)	(685)
Deferred revenues	5,016	(90)	1,456
Accrued interest expense	156	(2,106)	12,321
Other accrued expenses	(613)	(672)	(1,188)
Other long-term obligations	5,002	(1,953)	5,462
Deferred income taxes	3,372	554	150
Net cash provided by operating activities of continuing operations	212,106	164,171	124,510
Cash flows from investing activities:			
Purchase of property and equipment	(70,132)	(68,104)	(88,027)
Proceeds from insurance recoveries of property and equipment	241	262	178
Proceeds from sale of property and equipment	265	58,755	5,143
Net cash used in investing activities of continuing operations	(69,626)	(9,087)	(82,706)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	349,600	620,200	797,650
Proceeds from exercise of share-based compensation awards	37,460	4,362	306
Principal payments under long-term debt and other long-term obligations	(414,572)	(762,530)	(774,292)
Purchases and retirement of common stock	(62,487)	—	(52,380)
Deferred financing costs	(2,908)	(768)	—
Dividends on common stock	(18,545)	(17,607)	(15,743)
Excess tax benefit from share-based compensation	5,063	937	—
Net cash used in financing activities of continuing operations	(106,389)	(155,406)	(44,459)
Cash flows from discontinued operations:			
Net cash (used in) provided by operating activities of discontinued operations	—	(47)	385
Net cash (used in) provided by discontinued operations	—	(47)	385
Net increase (decrease) in cash and cash equivalents	36,091	(369)	(2,270)
Cash and cash equivalents, beginning of year	11,609	11,978	14,248
Cash and cash equivalents, end of year	$ 47,700	$ 11,609	$ 11,978
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest, excluding interest rate swap payments, net of amounts capitalized	$ 14,598	$ 32,344	$ 37,180
Interest rate swap	30,722	19,469	5,578
Income taxes	20,673	23,782	32,030
Supplemental schedule of non-cash financing activity:			
Change in fair value of interest rate swap	$ (5,049)	$ (21,614)	$ (25,938)
Change in deferred tax asset for interest rate swap	1,022	4,445	7,273

See Notes to Consolidated Financial Statements.

Notes To Consolidated Financial Statements

(In thousands except share data)

1 DESCRIPTION OF THE BUSINESS

Cracker Barrel Old Country Store, Inc. and its affiliates (collectively, in the Notes, the "Company") are principally engaged in the operation and development in the United States of the Cracker Barrel Old Country Store® ("Cracker Barrel") restaurant and retail concept.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GAAP – The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP").

Fiscal year – The Company's fiscal year ends on the Friday nearest July 31st and each quarter consists of thirteen weeks unless noted otherwise. References in these Notes to a year or quarter are to the Company's fiscal year or quarter unless noted otherwise.

Principles of consolidation – The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances have been eliminated.

Fair value measurements – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, a three level hierarchy for inputs is used. These levels are:

- **Level 1** – quoted prices (unadjusted) for an identical asset or liability in an active market.
- **Level 2** – quoted prices for a similar asset or liability in an active market or model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability.
- **Level 3** – unobservable and significant to the fair value measurement of the asset or liability.

The fair values of cash equivalents and deferred compensation plan assets (included in other assets) are based on quoted market prices. The fair values of accounts receivable and accounts payable at July 30, 2010 and July 31, 2009, approximate their carrying amounts due to their short duration. The fair value of the Company's variable-rate term loans and revolving credit facility, based on quoted market prices, totaled approximately $566,510 and $619,200 on July 30, 2010 and July 31, 2009, respectively. The estimated fair value of the Company's interest rate swap is the present value of the expected cash flows, which is calculated by using the replacement fixed rate in the then-current market, and incorporates the Company's own non-performance risk. See Note 3 for additional information on the Company's fair value measurements.

Cash and cash equivalents – The Company's policy is to consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts receivable – Accounts receivable, net of the allowance for doubtful accounts, represents their estimated net realizable value. Provisions for doubtful accounts are recorded based on historical collection experience and the age of the receivables. Accounts receivable are written off when they are deemed uncollectible.

Inventories – Inventories are stated at the lower of cost or market. Cost of restaurant inventory is determined by the first-in, first-out ("FIFO") method. In 2010, approximately 70% of retail inventories are valued using the retail inventory method ("RIM") and the remaining 30% are valued using an average cost method. In 2009, due to lower inventory levels at the Company's retail distribution center as compared to prior years, approximately 80% of retail inventories were valued using RIM and the remaining 20% were valued using an average cost method. Valuation provisions are included for retail inventory obsolescence, retail inventory shrinkage, returns and amortization of certain items.

Cost of goods sold includes an estimate of retail inventory shrinkage that is adjusted upon physical inventory counts. Annual physical inventory counts are conducted throughout the third and fourth quarters based upon a cyclical inventory schedule. An estimate of shrinkage is recorded for the time period between physical inventory counts by using a three-year average of the physical inventories' results on a store-by-store basis.

Property and equipment – Property and equipment are stated at cost. For financial reporting purposes, depreciation and amortization on these assets are computed by use of the straight-line and double-declining balance methods over the estimated useful lives of the respective assets, as follows:

	Years
Buildings and improvements	30-45
Buildings under capital leases	15-25
Restaurant and other equipment	2-10
Leasehold improvements	1-35

Depreciation expense was $59,930, $57,706 and $56,149 for 2010, 2009 and 2008, respectively. Accelerated depreciation methods are generally used for income tax purposes. Depreciation expense related to store operations was $56,402, $53,745 and $51,858 for 2010, 2009 and 2008, respectively, and is included in other store operating expenses in the Consolidated Statement of Income.

Capitalized interest was $216, $445 and $682 for 2010, 2009 and 2008, respectively.

Gain or loss is recognized upon disposal of property and equipment and the asset and related accumulated depreciation and amortization amounts are removed from the accounts.

Maintenance and repairs, including the replacement of minor items, are charged to expense and major additions to property and equipment are capitalized.

Impairment of long-lived assets – The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the asset to the undiscounted future cash flows expected to be generated by the asset. If the total expected future cash flows are less than the carrying amount of the asset, the carrying amount is written down to the estimated fair value of an asset to be held and used or the fair value, net of estimated costs of disposal, of an asset to be disposed of, and a loss resulting from impairment is recognized by a charge to income. Judgments and estimates made by the Company related to the expected useful lives of long-lived assets are affected by factors such as changes in economic conditions and changes in operating performance. The accuracy of such provisions can vary materially from original estimates and management regularly monitors the adequacy of the provisions until final disposition occurs. See Notes 3 and 9 for additional information on the Company's impairment of long-lived assets.

Derivative instruments and hedging activities – The Company is exposed to market risk, such as changes in interest rates and commodity prices. The Company has interest rate risk relative to its outstanding borrowings under its Credit Facility (see Note 5). Loans under the Credit Facility bear interest, at the Company's election, either at the prime rate or LIBOR plus a percentage point spread based on certain specified financial ratios. The Company uses derivative instruments to mitigate its interest rate risk. The Company's policy has been to manage interest cost using a mix of fixed and variable rate debt (see Note 5). To manage this risk in a cost efficient manner, the Company entered into an interest rate swap on May 4, 2006 in which it agreed to exchange with a counterparty, at specified intervals effective August 3, 2006, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount.

The swapped portion of the outstanding debt or notional amount of the interest rate swap is as follows:

From August 3, 2006 to May 2, 2007	$525,000
From May 3, 2007 to May 5, 2008	650,000
From May 6, 2008 to May 4, 2009	625,000
From May 5, 2009 to May 3, 2010	600,000
From May 4, 2010 to May 2, 2011	575,000
From May 3, 2011 to May 2, 2012	550,000
From May 3, 2012 to May 3, 2013	525,000

The interest rate swap was accounted for as a cash flow hedge. The swapped portion of the Company's outstanding debt is fixed at a rate of 5.57% plus the Company's credit spread over the 7-year life of the interest rate swap. The Company's weighted average credit spreads at July 30, 2010 and July 31, 2009 were 1.90% and 1.50%, respectively.

Additionally, the Company entered into an interest rate swap on August 10, 2010 in which it agreed to exchange with a counterparty, effective May 3, 2013, the difference between fixed and variable interest amounts calculated by reference to the notional principal amount of $200,000. The interest rate swap was accounted for as a cash flow hedge. The swapped portion of the Company's outstanding debt will be fixed at a rate of 2.73% plus the Company's credit spread over the 2-year life of the interest rate swap.

The Company does not hold or use derivative instruments for trading purposes. The Company also does not have any derivatives not designated as hedging instruments and has not designated any non-derivatives as hedging instruments. See Note 6 for additional information on the Company's derivative and hedging activities.

Many of the food products purchased by the Company are affected by commodity pricing and are, therefore, subject to price volatility caused by market conditions, weather, production problems, delivery difficulties and other factors that are outside the control of the Company and generally are unpredictable. Changes in commodity prices affect the Company and its competitors generally and, depending on terms and duration of supply contracts, sometimes simultaneously. In many cases, the Company believes it will be able to pass through some or much of increased commodity costs by adjusting its menu pricing. From time to time, competitive circumstances or judgments about consumer acceptance of price increases may limit menu price flexibility, and in those circumstances, increases in commodity prices can result in lower margins for the Company.

Comprehensive income – Comprehensive income includes net income and the effective unrealized portion of the changes in the fair value of the Company's interest rate swap.

Segment reporting – Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Utilizing these criteria, the Company manages its business on the basis of one reportable operating segment (see Note 8).

Revenue recognition – The Company records revenue from the sale of products as they are sold. The Company provides for estimated returns based on return history and sales levels. The Company's policy is to present sales in the Consolidated Statement of Income on a net presentation basis after deducting sales tax.

Unredeemed gift cards and certificates – Unredeemed gift cards and certificates represent a liability of the Company related to unearned income and are recorded at their expected redemption value. No revenue is recognized in connection with the point-of-sale transaction when gift cards or gift certificates are sold. For those states that exempt gift cards and certificates from their escheat laws, the Company makes estimates of the ultimate unredeemed ("breakage") gift cards and certificates in the period of the original sale and amortizes this breakage over the redemption period that other gift cards and certificates historically have been redeemed by reducing its liability and recording revenue accordingly. For those states that do not exempt gift cards and certificates from their escheat laws, the Company records breakage in the period that gift cards and certificates are remitted to the state and reduces its liability accordingly. Any amounts remitted to states under escheat or similar laws reduce the Company's deferred revenue liability and have no effect on revenue or expense while any amounts that the Company is permitted to retain are recorded as revenue. Changes in redemption behavior or management's judgments regarding redemption trends in the future may produce materially different amounts of deferred revenue to be reported.

Insurance – The Company self-insures a significant portion of its workers' compensation, general liability and health insurance programs. The Company has purchased insurance for individual workers' compensation claims that exceed $250, $500 or $1,000 depending on the state in which the claim originates. The Company has purchased insurance for individual general liability claims that exceed $500. Prior to January 1, 2009, the Company did not purchase such insurance for its group health program, but did limit its offered benefits for any individual (employee or dependents) in the program to not more than $1,000 lifetime, and, in certain cases, to not more than $100 in any given plan year. Beginning January 1, 2009, the Company split its group health program into two programs. The first program is fully insured and as such has no liability for unpaid claims. The second program is self-insured. For the Company's calendar 2009 plan, benefits for any individual (employee or dependents) in the self-insured program were limited to not more than $1,000 lifetime, $100 in any given plan year and, in certain cases, to not more than $15 in any given plan year. For the Company's calendar 2010 plan, benefits for any individual (employee or dependents) in the self-insured program are limited to not more than $20 in any given year, and, in certain cases, to not more than $8 in given year. The Company records a liability for the self-insured portion of its group health program for all unpaid claims based upon a loss development analysis derived from actual group health claims payment experience.

The Company records a liability for workers' compensation and general liability for all unresolved claims and for an actuarially determined estimate of incurred but not reported claims at the anticipated cost to the Company based upon an actuarially determined reserve as of the end of the Company's third quarter and adjusts it by the actuarially determined losses and actual claims payments for the fourth quarter. The reserves and losses are determined actuarially from a range of possible outcomes within which no given estimate is more likely than any other estimate. As such, the Company records the losses at the low end of that range and discounts them to present value using a risk-free interest rate based on actuarially projected timing of payments. The Company's accounting policies regarding insurance reserves include certain actuarial assumptions or management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Unanticipated changes in these factors may produce materially different amounts of expense.

Store pre-opening costs – Start-up costs of a new store are expensed when incurred, with the exception of rent expense under operating leases, in which the straight-line rent includes the pre-opening period during construction, as explained further under the "Leases" section in this Note.

Leases – The Company's leases are classified as either capital or operating leases. The Company has ground leases and office space leases that are recorded as operating leases. Most of the leases have rent escalation clauses and some have rent holiday and contingent rent provisions. A majority of the Company's lease agreements provide renewal options and some of these options contain rent escalation clauses. The Company also leases its advertising billboards which are recorded as operating leases (see "Advertising" in this Note).

The liabilities under these leases are recognized on the straight-line basis over the shorter of the useful life, with a maximum of 35 years, or the related lease life. The Company uses a lease life that generally begins on the date that the Company becomes legally obligated under the lease, including the pre-opening period during construction, when in many cases the Company is not making rent payments, and generally extends through certain renewal periods that can be exercised at the Company's option, for which at the inception of the lease, it is reasonably assured that the Company will exercise those renewal options. The same lease life is used for reporting future minimum lease commitments as is used for the straight-line rent calculation.

Certain leases provide for rent holidays, which are included in the lease life used for the straight-line rent calculation. Rent expense and an accrued rent liability are recorded during the rent holiday periods, during which the Company has possession of and access to the property, but is not required or obligated to, and normally does not, make rent payments.

Certain leases provide for contingent rent, which is determined as a percentage of gross sales in excess of specified levels. The Company records a contingent rent liability and corresponding rent expense when it is probable sales have been achieved in amounts in excess of the specified levels.

Rent expense under operating leases, excluding leases for advertising billboards, is recognized on a straight-line, or average, basis and includes any pre-opening periods during construction for which the Company is legally obligated under the terms of the lease, and any optional renewal periods, for which at the inception of the lease, it is reasonably assured that the Company will exercise those renewal options. This lease period is consistent with the period over which leasehold improvements are amortized.

The interest rates for capital leases vary from 5% to 10%. Amortization of capital leases is included with depreciation expense.

Advertising – The Company expenses the costs of producing advertising the first time the advertising takes place. Net advertising expense was $45,239, $42,371 and $42,160 for 2010, 2009 and 2008, respectively. Rent expense under operating leases for billboards was $25,558, $25,950 and $25,177 for 2010, 2009 and 2008, respectively.

The following is a schedule by year of the future minimum rental payments required under operating leases for advertising billboards as of July 30, 2010:

Year	
2011	$19,577
2012	7,532
2013	3,424
2014	43
Total	$30,576

Share-based compensation – The Company has compensation plans for employees and non-employee directors that authorize the granting of stock options, nonvested stock and other types of awards consistent with the purpose of the plans (see Note 12). The number of shares authorized for future issuance under the Company's plans as of July 30, 2010 totals 701,726. Stock options granted under these plans are granted with an exercise price equal to the market price of the Company's stock on the grant date; those option awards generally vest at a cumulative rate of 33% per year beginning on the first anniversary of the grant date and expire ten years from the date of grant.

The fair value of each option award is estimated on the date of grant using a binomial lattice-based option valuation model, which incorporates ranges of assumptions for inputs as shown in the following table. The assumptions are as follows:

- The expected volatility is a blend of implied volatility based on market-traded options on the Company's common stock and historical volatility of the Company's stock over the contractual life of the options.
- The Company uses historical data to estimate option exercise and employee termination behavior within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected life of options granted is derived from the output of the option valuation model and represents the period of time the options are expected to be outstanding.
- The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.
- The expected dividend yield is based on the Company's current dividend yield as the best estimate of projected dividend yield for periods within the contractual life of the option.

	Year Ended		
	July 30, 2010	July 31, 2009	August 1, 2008
Dividend yield range	2.5%	2.59% - 5.35%	1.8% - 2.2%
Expected volatility	47%	43% - 61%	31% - 34%
Risk-free interest rate range	0.4% - 5.1%	0.5% - 5.4%	2.9% - 5.0%
Expected term (in years)	6.8	6.7 - 6.9	6.3

Nonvested stock grants consist of the Company's common stock and generally vest over 2-5 years. All nonvested stock grants are time vested except the nonvested stock grants of one executive that are based upon the achievement of strategic goals. If any performance goals are not met, no compensation cost is ultimately recognized and, to the extent previously recognized, compensation cost is reversed. During 2008, based on the Company's determination that performance goals would not be achieved for one executive's nonvested stock grants, the Company reversed approximately $3,508 of share-based compensation expense. During 2010 and 2009, the Company did not have any similar reversals.

Generally, the fair value of each nonvested stock grant is equal to the market price of the Company's stock at the date of grant reduced by the present value of expected dividends to be paid prior to the vesting period, discounted using an appropriate risk-free interest rate. Certain nonvested stock grants accrue dividends and their fair value is equal to the market price of the Company's stock at the date of the grant.

Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period. The Company's policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. Additionally, the Company's policy is to issue new shares of common stock to satisfy exercises of share-based compensation awards.

Income taxes – Employer tax credits for FICA taxes paid on employee tip income and other employer tax credits are accounted for by the flow-through method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In 2008, the Company adopted new accounting guidance for uncertain tax positions. This accounting guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company recognizes (or derecognizes) a tax position taken or expected to be taken in a tax return in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained (or not sustained) upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company recognizes, net of tax, interest and estimated penalties related to uncertain tax positions in its provision for income taxes. The cumulative effect of adopting this accounting guidance resulted in a net increase of $2,898 to the Company's beginning 2008 retained earnings. See Note 14 for additional information regarding income taxes.

Net income per share – Basic consolidated net income per share is computed by dividing consolidated net income to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted consolidated net income per share reflects the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock and is based upon the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares related to stock options and nonvested stock and stock awards issued by the Company are calculated using the treasury stock method. Outstanding employee and director stock options and nonvested stock and stock awards issued by the Company represent the only dilutive effects on diluted consolidated net income per share. See Note 16.

Use of estimates – Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods to prepare these Consolidated Financial Statements in conformity with GAAP. Management believes that such estimates have been based on reasonable and supportable assumptions and that the resulting estimates are reasonable for use in the preparation of the Consolidated Financial Statements. Actual results, however, could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

Accounting Standards Codification

On September 15, 2009, the Company adopted the Accounting Standards Codification ("ASC") as issued by the Financial Accounting Standards Board ("FASB"). The ASC is the single source of authoritative nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. The adoption did not have an impact on the Company's consolidated financial statements.

Fair Value

On August 1, 2009, the first day of 2010, the Company adopted, on a prospective basis, new accounting guidance as issued by the FASB for certain nonfinancial assets and liabilities that are recorded or disclosed at fair value on a nonrecurring basis, such as nonfinancial long-lived asset groups measured at fair value for an impairment assessment. The adoption did not have an impact on the Company's consolidated financial statements. See Note 3 for further information related to the Company's assets and liabilities measured at fair value on a nonrecurring basis.

3 FAIR VALUE MEASUREMENTS

The Company's assets and liabilities measured at fair value on a recurring basis at July 30, 2010 were as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value as of July 30, 2010
Cash equivalents*	$35,250	$ —	$ —	$35,250
Deferred compensation plan assets**	25,935	—	—	25,935
Total assets at fair value	$61,185	$ —	$ —	$61,185
Interest rate swap liability (see Note 6)	$ —	$66,281	$ —	$66,281
Total liabilities at fair value	$ —	$66,281	$ —	$66,281

The Company's assets and liabilities measured at fair value on a recurring basis at July 31, 2009 were as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value as of July 30, 2009
Cash equivalents*	$ 48	$ —	$ —	$ 48
Deferred compensation plan assets**	22,583	—	—	22,583
Total assets at fair value	$22,631	$ —	$ —	$22,631
Interest rate swap liability (see Note 6)	$ —	$61,232	$ —	$61,232
Total liabilities at fair value	$ —	$61,232	$ —	$61,232

* *Consists of money market fund investments.*

** *Represents plan assets invested in mutual funds established under a Rabbi Trust for the Company's non-qualified savings plan and is included in the Consolidated Balance Sheet as other assets (see Note 13).*

The Company's money market fund investments and deferred compensation plan assets are measured at fair value using quoted market prices. The fair value of the Company's interest rate swap liability is determined based on the present value of expected future cash flows. Since the interest rate swap is based on the LIBOR forward curve, which is observable at commonly quoted intervals for the full term of the swap, it is considered a Level 2 input. Nonperformance risk is reflected in determining the interest rate swap's fair value by using the Company's credit spread less the risk-free interest rate, both of which are observable at commonly quoted intervals for the swap's term. Thus, the adjustment for nonperformance risk is also considered a Level 2 input.

During 2010, one leased store was determined to be impaired. Fair value of the leased store was determined by using a cash flow model. Assumptions used in the cash flow model included projected annual revenue growth rates and projected cash flows and are impacted by economic conditions and management's expectations. The Company has determined that the majority of these inputs are unobservable inputs, and thus, are considered Level 3 inputs. Based on its analysis, the Company determined that the leased store was fully impaired. This resulted in an impairment charge of $2,263. Additionally, during 2010, the Company closed one owned store and recorded an impairment charge of $409 for the amount that the store's carrying value exceeded its fair value. Fair value was determined based upon market comparables, which are considered Level 2 inputs. See Note 9 for further information on the impairment of these long-lived assets.

4 INVENTORIES

Inventories were comprised of the following at:

	July 30, 2010	July 31, 2009
Retail	$113,674	$108,412
Restaurant	17,586	16,782
Supplies	12,819	12,230
Total	$144,079	$137,424

5 DEBT

Long-term debt consisted of the following at:

	July 30, 2010	July 31, 2009
Term loans payable on or before April 27, 2013	$347,559	$645,000
Term loans payable on or before April 27, 2016	232,585	—
Note payable	346	444
	580,490	645,444
Current maturities	(6,746)	(7,404)
Long-term debt	$573,744	$638,040

The aggregate maturities of long-term debt subsequent to July 30, 2010 are as follows:

Year	
2011	$ 6,746
2012	6,748
2013	342,224
2014	2,653
2015	2,617
Thereafter	219,502
Total	$580,490

Credit Facility

The Company's credit facility (the "Credit Facility") consists of term loans (aggregate outstanding at July 30, 2010 and July 31, 2009 were $580,144 and $645,000, respectively) and a $250,000 revolving credit facility (the "Revolving Credit Facility"). On November 6, 2009, the Company entered into an amendment to the Credit Facility which extended the availability of $165,000 of the $250,000 Revolving Credit Facility to January 27, 2013 from April 27, 2011. The amendment also extended the maturity date of $250,000 of the Company's then outstanding term loans to April 27, 2016 from April 27, 2013.

In 2006, the Company entered into an interest rate swap which resulted in the swapped portion of the Company's outstanding term loans being fixed at 5.57% plus the Company's credit spread over the 7-year life of the interest rate swap (see Notes 2 and 6).

The interest rates for the term loans and Revolving Credit Facility are based on either LIBOR or prime. A spread is added to the interest rates in accordance with the Credit Facility. As of July 30, 2010 and July 31, 2009, the Company's term loans were swapped at weighted average interest rates of 7.47% and 7.07%, respectively. As of July 30, 2010 and July 31, 2009, the weighted average interest rates on the remaining $5,144 and $45,000 of the term loans, respectively, were 2.23% and 3.53%, respectively.

At July 30, 2010 and July 31, 2009, the Company did not have any outstanding borrowings under the Revolving Credit Facility. At July 30, 2010, the Company had $30,346 of standby letters of credit, which reduce the Company's availability under the Revolving Credit Facility (see Note 17). At July 30, 2010, the Company had $219,654 available under the Revolving Credit Facility.

The Credit Facility contains customary financial covenants, which are specified in the agreement and include maintenance of a maximum consolidated total leverage ratio and a minimum consolidated interest coverage ratio. At July 30, 2010 and July 31, 2009, the Company was in compliance with all debt covenants.

The Credit Facility also imposes restrictions on the amount of dividends the Company is able to pay. If there is no default then existing and there is at least $100,000 then available under the Revolving Credit Facility, the Company may both: (1) pay cash dividends on its common stock if the aggregate amount of dividends paid in any fiscal year is less than 15% of Consolidated EBITDA from continuing operations (as defined in the Credit Facility) during the immediately preceding fiscal year; and (2) in any event, increase its regular quarterly cash dividend in any quarter by an amount not to exceed the greater of $.01 or 10% of the amount of the dividend paid in the prior fiscal quarter.

Note Payable

The note payable consists of a five-year note with a vendor with an original principal amount of $507 and represents the financing of prepaid maintenance for telecommunications equipment. The note payable is payable in monthly installments of principal and interest of $9 through October 16, 2013 and bears interest at 2.88%.

6 DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The estimated fair values of the Company's derivative instrument were as follows:

	Balance Sheet Location	July 30, 2010 Fair Value	July 31, 2009 Fair Value
Interest rate swap (See Note 3)	Interest rate swap liability	$66,281	$61,232

The estimated fair value of the Company's interest rate swap liability incorporates the Company's own non-performance risk. The adjustment related to the Company's non-performance risk at July 30, 2010 and July 31, 2009 resulted in reductions of $3,915 and $5,372, respectively, in the fair value of the interest rate swap liability. The offset to the interest rate swap liability is recorded in accumulated other comprehensive loss ("AOCL"), net of the deferred tax asset, and will be reclassified into earnings over the term of the underlying debt. As of July 30, 2010, the estimated pre-tax portion of AOCL that is expected to be reclassified into earnings over the next twelve months is $29,270. Cash flows related to the interest rate swap are included in interest expense and in operating activities.

The following table summarizes the pre-tax effects of the Company's derivative instrument on income and AOCL for the years ended July 30, 2010 and July 31, 2009:

	Amount of Loss Recognized in AOCL on Derivative (Effective Portion)	
	July 30, 2010	July 31, 2009
Cash flow hedge:		
Interest rate swap	$(5,049)	$(21,614)

Location of Loss Reclassified from AOCL into Income (Effective Portion)	Amount of Loss Reclassified from AOCL into Income (Effective Portion)	
	July 30, 2010	July 31, 2009
Interest expense	$30,722	$ 19,469

Any portion of the fair value of the swap determined to be ineffective will be recognized currently in earnings. No ineffectiveness has been recorded in 2010, 2009 and 2008.

7 SHARE REPURCHASES

In 2010, the Company was authorized to repurchase shares to offset share dilution that might result from share issuances pursuant to its equity compensation plans. The Company repurchased 1,352,000 shares of its common stock in the open market at an aggregate cost of $62,487. Related transaction costs and fees that were recorded as a reduction to shareholders' equity resulted in the shares being repurchased at an average cost of $46.22 per share. In 2011, subject to a maximum amount of $65,000, the Company has been authorized to repurchase shares to offset share dilution that might result from share issuances pursuant to its equity compensation plans.

8 SEGMENT INFORMATION

Cracker Barrel stores represent a single, integrated operation with two related and substantially integrated product lines. The operating expenses of the restaurant and retail product lines of a Cracker Barrel store are shared and are indistinguishable in many respects. Accordingly, the Company manages its business on the basis of one reportable operating segment. All of the Company's operations are located within the United States.

Total revenue was comprised of the following at:

	2010	2009	2008
Revenue:			
Restaurant	$1,911,664	$1,875,688	$1,872,152
Retail	492,851	491,597	512,369
Total revenue	$2,404,515	$2,367,285	$2,384,521

9 IMPAIRMENT OF LONG-LIVED ASSETS AND STORE CLOSING CHARGES

The Company incurred impairment charges in 2010, 2009 and 2008. During 2010, one leased store was determined to be impaired resulting in an impairment charge of $2,263. This store was impaired due to declining operating performance and resulting negative cash flow projections. Additionally, on July 26, 2010, the Company closed one owned store, which resulted in an impairment charge of $409 and store closing charges of $128. The Company expects to incur an additional $91 in store closing costs in 2011. The decision to close the store was due to its age, expected future capital expenditure requirements and declining operating performance. See Note 3 for information related to the determination of the fair value for these stores.

During 2009, the Company incurred impairment charges of $2,088. During 2009, one owned store was determined to be impaired, resulting in charges of $933. This store was impaired due to lower cash flow projections. Additionally, during 2009, the Company recorded a total impairment of $1,155 on office space, property adjacent to the office space and the Company's management trainee housing facility. The decision to impair these properties was due to changes in the Company's planned use of these properties.

During 2008, the Company incurred impairment and store closing charges resulting from the closing of two stores. In 2008, the Company closed one leased store and one owned store, which resulted in impairment charges of $532 and store closing charges of $345. The decision to close the leased store was due to its age, the expiration of the lease and the proximity of another Cracker Barrel store. The decision to close the owned store was due to its age, expected future capital expenditure requirements and changes in traffic patterns around the store over the years.

The store closing costs, which included employee termination benefits and other costs, are included in the impairment and store closing charges line on the Consolidated Statement of Income. At July 30, 2010, a liability of $64 has been recorded for store closing charges.

The financial information related to the stores closed in 2010 and 2008 is not material to the Company's consolidated financial position, results of operations or cash flows, and, therefore, have not been presented as discontinued operations.

10 SALE-LEASEBACK TRANSACTIONS

In the fourth quarter of 2009, the Company completed sale-leaseback transactions involving 15 of its owned stores and its retail distribution center. Under the transactions, the land, buildings and improvements at the locations were sold for pre-tax net proceeds of $56,260. The stores and the retail distribution center have been leased back for initial terms of 20 and 15 years, respectively. Equipment was not included. The leases include specified renewal options for up to 20 additional years. Net rent expense during the initial term of the store leases is approximately $4,867 annually, and the assets sold and leased back previously had depreciation expense of approximately $753 annually. Net rent expense during the initial term of the retail distribution center lease is approximately $1,142 annually, and the assets sold and leased back previously had depreciation expense of approximately $331 annually. In 2009, the Company recorded a loss on three of the stores, which is recorded in other store operating expenses in the Consolidated Statement of Income. The gains on the sales of the 12 stores and retail distribution center are being amortized over the initial lease terms of 20 and 15 years, respectively. Net proceeds from the sale-leaseback transactions, along with excess cash from operations, were used to reduce outstanding borrowings under the Credit Facility.

On July 31, 2000, the Company completed a sale-leaseback transaction involving 65 of its owned stores. Under the transaction, the land, buildings and building improvements at the locations were sold and leased back for an initial term of 21 years. The leases for these 65 stores include specified renewal options for up to 20 additional years and have certain financial covenants related to fixed charge coverage for the leased stores. At July 30, 2010 and July 31, 2009, the Company was in compliance with all those covenants.

11 GAINS ON PROPERTY DISPOSITION

During 2008, the Company sold the one remaining Logan's Roadhouse® ("Logan's") property that the Company had retained and leased back following the divestiture of Logan's (see Note 15). The Company received net proceeds of approximately $3,770, which resulted in a pre-tax gain of approximately $1,810. The gain is recorded in general and administrative expenses in the Consolidated Statement of Income.

12 SHARE-BASED COMPENSATION

Stock Compensation Plans

The Company's employee compensation plans are administered by the Compensation Committee of the Company's Board of Directors (the "Committee"). The Committee is authorized to determine, at time periods within its discretion and subject to the direction of the Board, which employees will be granted options and other awards, the number of shares covered by any awards granted, and within applicable limits, the terms and provisions relating to the exercise of any awards.

Directors Plan

In 1989, the Company's shareholders approved the Cracker Barrel Old Country Store, Inc. 1989 Stock Option Plan for Non-employee Directors ("Directors Plan"). Stock options granted under the Directors Plan had an exercise price equal to the fair market value of the Company's common stock on the date of grant and expire one year from the retirement of the director from the Board. An aggregate of 1,518,750 shares of the Company's common stock was originally authorized for issuance under the Directors Plan, which now has expired. At July 30, 2010, there were outstanding awards for 49,734 shares under the Directors Plan.

Employee Plan

The Company's 2000 Non-Executive Stock Option Plan ("Employee Plan") covered employees who are not officers or directors of the Company. Stock options granted under the Employee Plan had an exercise price of at least 100% of the fair market value of the Company's common stock based on the date of grant and become exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant. An aggregate of 4,750,000 shares of the Company's common stock originally was authorized under the Employee Plan, which expired on July 29, 2005. At July 30, 2010, there were outstanding awards for 182,558 shares under the Employee Plan.

Amended and Restated Stock Option Plan

The Company's Amended and Restated Stock Option Plan (the "Plan") allows the Committee to grant options to purchase an aggregate of 17,525,702 shares of the Company's common stock. The option price per share under the Plan must be at least 100% of the fair market value of the Company's common stock on the date of grant. Options granted to date under the Plan generally have been exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant. At July 30, 2010, there were outstanding awards for 727,919 shares under this plan and 383,869 shares of the Company's common stock reserved for future issuance under this plan.

Omnibus Plan

The Company's 2002 Omnibus Incentive Compensation Plan (the "Omnibus Plan") allows the Committee to grant awards for an aggregate of 2,500,000 shares of the Company's common stock. The Omnibus Plan authorizes the following types of awards to all eligible participants: stock options, stock appreciation rights, stock awards, nonvested stock, performance shares, cash bonuses, qualified performance-based awards or any other type of award consistent with the Omnibus Plan's purpose. The option price per share of all options granted under the Omnibus Plan is required to be at least 100% of the fair market value of the Company's common stock based on the date of grant. Options granted to date under the Omnibus Plan become exercisable each year at a cumulative rate of 33% per year and expire ten years from the date of grant. At July 30, 2010, there were outstanding awards for 1,285,606 shares under this plan and 317,857 shares of the Company's common stock reserved for future issuance under this plan.

Long-Term Performance Plan

The Committee established the FY2010 Long-Term Pefor-mance Plan ("2010 LTPP") pursuant to the Omnibus Plan, for the purpose of rewarding certain officers with shares of the Company's common stock if the Company achieved certain performance targets. The 2010 LTPP stock award was calculated during 2010 based on achievement of qualified financial performance measures and vests on August 3, 2012. At July 31, 2010, the nonvested stock earned under the 2010 LTPP was 196,216 shares. Additionally, cash dividends on the 2010 LTPP nonvested stock earned will accrue from July 31, 2010 and will be payable on August 6, 2012; however, the dividends will be forfeited for any 2010 LTPP stock awards that do not vest.

Other Share-Based Awards

In 2009, the Company issued to its Executive Vice President and Chief Financial Officer, options to purchase 25,000 shares of the Company's common stock and 25,000 nonvested stock grants. The stock options and 16,666 of the nonvested stock grants vest over three years and 8,334 of the nonvested stock grants vest over a two-year period. At July 30, 2010, the entire 50,000 share award was outstanding. The stock options and stock awards were made as "inducement grants" outside of the Company's plans under NASDAQ rules that allow such awards without shareholder approval.

Stock Options

A summary of the Company's stock option activity as of July 30, 2010, and changes during 2010 is presented in the following table:

(Shares in thousands)

Fixed Options	Shares	Weighted-Average Price	Weighted-Average Remaining Contractural Term	Aggregate Intrinsic Value
Outstanding at July 31, 2009	2,895	$32.01		
Granted	248	31.58		
Exercised	(1,292)	29.59		
Forfeited	(3)	42.33		
Canceled	(43)	31.03		
Outstanding at July 30, 2010	1,805	$33.68	5.77	$27,608
Exercisable	1,275	$34.88	4.66	$17,987

The weighted-average grant-date fair values of options granted during 2010, 2009 and 2008 were $12.03, $9.33 and $11.99, respectively. The intrinsic value for stock options is defined as the difference between the current market value and the grant price. The total intrinsic values of options exercised during 2010, 2009 and 2008 were $21,602, $3,725 and $785, respectively.

As of July 30, 2010, there was $3,276 of total unrecognized compensation cost related to stock options that is expected to be recognized over a weighted-average period of 1.72 years.

Nonvested Stock

A summary of the Company's nonvested stock activity as of July 30, 2010, and changes during 2010 is presented in the following table:

(Shares in thousands)

Nonvested Stock	Shares	Weighted-Average Grant Date Fair Value
Unvested at July 31, 2009	356	$ 26.28
Granted	220	47.27
Vested	(85)	31.20
Forfeited	—	—
Unvested at July 30, 2010	491	$ 34.89

The total fair value of nonvested stock that vested during 2010, 2009 and 2008 was $2,667, $3,829 and $7,111, respectively. As of July 30, 2010, there was $4,741 of total unrecognized compensation cost related to nonvested stock that is expected to be recognized over a weighted-average period of 1.73 years.

Compensation Cost

Compensation cost for share-based payment arrangements was $3,194, $3,680 and $4,673, respectively, for stock options in 2010, 2009 and 2008. Compensation cost for nonvested and restricted stock was $9,999, $3,266 and $3,818, respectively, in 2010, 2009 and 2008. Share-based compensation is recorded in general and administrative expenses in the Consolidated Statement of Income. The total income tax benefit recognized in the Consolidated Statement of Income for 2010, 2009 and 2008 for share-based compensation arrangements was $3,470, $937 and $2,564, respectively.

During 2010, cash received from the exercise of share-based compensation awards and the corresponding issuance of 1,362,096 shares was $37,460. The excess tax benefit realized upon exercise of share-based compensation awards was $5,063.

13 EMPLOYEE SAVINGS PLANS

The Company sponsors a qualified defined contribution retirement plan ("Plan I") covering salaried and hourly employees who have completed ninety days of service and have attained the age of twenty-one. Plan I allows eligible employees to defer receipt of up to 16% of their compensation, as defined in the plan. The Company also sponsors a non-qualified defined contribution retirement plan ("Plan II") covering highly compensated employees, as defined in the plan. Plan II allows eligible employees to defer receipt of up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan. Contributions under both Plan I and Plan II may be invested in various investment funds at the employee's discretion. Such contributions, including the Company matching contribution described below, may not be invested in the Company's common stock. In 2010, 2009 and 2008, the Company matched 25% of employee contributions for each participant in either Plan I or Plan II up to a total of 6% of the employee's compensation. Employee contributions vest immediately while Company contributions vest 20% annually beginning on the participant's first anniversary of employment and are vested 100% on the participant's fifth anniversary of employment. In 2010, 2009 and 2008, the Company contributed approximately $2,023, $2,052 and $1,801, respectively, under Plan I and approximately $316, $285 and $356, respectively, under Plan II. At the inception of Plan II, the Company established a Rabbi Trust to fund Plan II obligations. The market value of the trust assets for Plan II of $25,935 is included in other assets and the liability to Plan II participants of $25,935 is included in other long-term obligations in the Consolidated Balance Sheet. Company contributions under Plan I and Plan II are recorded as either labor and other related expenses or general and administrative expenses in the Consolidated Statement of Income.

14 INCOME TAXES

Significant components of the Company's net deferred tax liability consisted of the following at:

	July 30, 2010	July 31, 2009
Deferred tax assets:		
Financial accruals without economic performance	$ 60,687	$ 63,480
Other	9,821	7,629
Deferred tax assets	$ 70,508	$ 71,109
Deferred tax liabilities		
Excess tax depreciation over book	$ 79,503	$ 78,607
Other	25,719	24,866
Deferred tax liabilities	105,222	103,473
Net deferred tax liability	$ 34,714	$ 32,364

The Company provided no valuation allowance against deferred tax assets recorded as of July 30, 2010 and July 31, 2009, as the "more-likely-than-not" valuation method determined all deferred assets to be fully realizable in future taxable periods.

The components of the provision for income taxes from continuing operations for each of the three years were as follows:

	2010	2009	2008
Current:			
Federal	$29,114	$20,307	$23,536
State	(88)	3,320	1,789
Deferred:			
Federal	336	(1,157)	1,565
State	1,089	1,635	1,322
Total income tax provision	$30,451	$24,105	$28,212

A reconciliation of the provision for income taxes from continuing operations and the amount computed by multiplying the income before the provision for income taxes by the U.S. federal statutory rate of 35% was as follows:

	2010	2009	2008
Provision computed at federal statutory income tax rate	$40,498	$31,521	$32,730
State and local income taxes, net of federal benefit	495	1,697	2,992
Employer tax credits for FICA taxes paid on employee tip income	(8,062)	(6,383)	(5,846)
Other employer tax credits	(3,769)	(3,740)	(2,994)
Section 162(m) non-deductible compensation	—	44	—
Other-net	1,289	966	1,330
Total income tax provision	$30,451	$24,105	$28,212

As of July 30, 2010 and July 31, 2009, the Company's liability for uncertain tax positions was $17,467 ($11,791, net of related federal tax benefits of $5,676) and $26,137 ($17,364, net of related federal tax benefits of $8,773), respectively. At July 30, 2010, July 31, 2009 and August 1, 2008, the amount of uncertain tax positions that, if recognized, would affect the effective tax rate is $11,791, $17,364 and $17,753, respectively.

Summarized below is a tabular reconciliation of the beginning and ending balance of the Company's total gross liability for uncertain tax positions exclusive of interest and penalties:

	July 30, 2010	July 31, 2009	August 1, 2008
Balance at beginning of year	$21,956	$22,879	$21,338
Tax positions related to the current year:			
Additions	2,195	3,168	3,857
Reductions	—	—	—
Tax positions related to prior years:			
Additions	44	90	1,342
Reductions	(4,458)	(2,146)	(995)
Settlements	(4,980)	(127)	—
Expiration of statute of limitations	(1,792)	(1,908)	(2,663)
Balance at end of year	$12,965	$21,956	$22,879

At July 30, 2010, July 31, 2009 and August 1, 2008, the Company recognized approximately $271, $302 and $780, respectively, in interest and penalties related to uncertain tax positions in its provision for income taxes. At July 30, 2010, and July 31, 2009, the Company's liability for uncertain tax positions included $3,363 and $3,092, respectively, net of tax for potential interest and penalties.

In many cases, the Company's uncertain tax positions are related to tax years that remain subject to examination by the relevant taxing authorities. Based on the outcome of these examinations or as a result of the expiration of the statutes of limitations for specific taxing jurisdictions, the related uncertain tax positions taken regarding previously filed tax returns could decrease from those recorded as liabilities for uncertain tax positions in the Company's financial statements at July 30, 2010 by approximately $3,000 to $4,000 within the next twelve months. At July 30, 2010, the Company was subject to income tax examinations for its U.S. federal income taxes after 2006 and for state and local income taxes generally after 2006.

15 DISCONTINUED OPERATIONS

The Company sold Logan's in 2007. In 2009 and 2008, the Company reported in discontinued operations certain expenses related to the divestiture of Logan's, which consist of the following:

	July 31, 2009	August 1, 2008
Loss before tax benefit from discontinued operations	$(47)	$(229)
Income tax benefit	16	80
Loss from discontinued operations, net of tax, before gain on sale of Logan's	(31)	(149)
Gain on sale of Logan's, net of tax of $215	—	399
Loss (income) from discontinued operations, net of tax	$(31)	$ 250

In 2009, the Company incurred $47 in expenses related to certain tax indemnifications related to Logan's (see Note 17). In 2008, the Company recorded an adjustment in accordance with the Logan's sale agreement related to taxes, resulting in additional proceeds from the sale of Logan's of $614.

16 NET INCOME PER SHARE AND WEIGHTED AVERAGE SHARES

The following table reconciles the components of diluted earnings per share computations:

	July 30, 2010	July 31, 2009	August 1, 2008
Income from continuing operations per share numerator	$ 85,258	$ 65,957	$ 65,303
(Loss) income from discontinued operations, net of tax, per share numerator	$ —	$ (31)	$ 250
Net income per share numerator	$ 85,258	$ 65,926	$ 65,553
Income from continuing operations, (loss) income from discontinued operations, net of tax, and net income per share denominator:			
Basic weighted average shares outstanding	23,007,856	22,458,971	22,782,608
Add potential dilution:			
Stock options and nonvested stock and stock awards	571,896	328,662	623,436
Diluted weighted average shares outstanding	23,579,752	22,787,633	23,406,044

17 COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries are parties to various legal and regulatory proceedings and claims incidental to and arising out of the ordinary course of its business. In the opinion of management, based upon information currently available, the ultimate liability with respect to these proceedings and claims will not materially affect the Company's consolidated results of operations or financial position.

The Company is contingently liable pursuant to standby letters of credit as credit guarantees related to insurers. As of July 30, 2010, the Company had $30,346 of standby letters of credit related to securing reserved claims under workers' compensation insurance. All standby letters of credit are renewable annually and reduce the Company's availability under its Revolving Credit facility (see Note 5).

The Company is secondarily liable for lease payments under the terms of an operating lease that has been assigned to a third party. The lease has a remaining life of approximately 3.2 years with annual lease payments of approximately $361 for a total guarantee of $1,142. The Company's performance is required only if the assignee fails to perform its obligations as lessee. At this time, the Company has no reason to believe that the assignee will not perform and, therefore, no provision has been made in the Consolidated Balance Sheet for amounts to be paid in case of non-performance by the assignee.

Upon the sale of Logan's, the Company reaffirmed its guarantee of the lease payments for two Logan's restaurants. At July 30, 2010, the operating leases had remaining lives of 1.4 and 9.7 years with annual payments of approximately $94 and $108, respectively, for a total guarantee of $1,222. The Company's performance is required only if Logan's fails to perform its obligations as lessee. At this time, the Company has no reason to believe Logan's will not perform, and therefore, no provision has been made in the Consolidated Balance Sheet for amounts to be paid as a result of non-performance by Logan's.

The Company enters into certain indemnification agreements in favor of third parties in the ordinary course of business. The Company believes that the probability of incurring an actual liability under such indemnification agreements is sufficiently remote so that no liability has been recorded. In connection with the divestiture of Logan's (see Note 15), the Company entered into various agreements to indemnify third parties against certain tax obligations, for any breaches of representations and warranties in the applicable transaction documents and for certain costs and expenses that may arise out of specified real estate matters, including potential relocation and legal costs. With the exception of certain tax indemnifications, the Company believes that the probability of being required to make any indemnification payments to Logan's is remote. Therefore, at July 30, 2010 and July 31, 2009, the Company has recorded a liability of $20 and $72, respectively, in the Consolidated Balance Sheet for these potential tax indemnifications, but no provision has been recorded for potential non-tax indemnifications.

The Company maintains insurance coverage for various aspects of its business and operations. The Company has elected, however, to retain all or a portion of losses that occur through the use of various deductibles, limits and retentions under its insurance programs. This situation may subject the Company to some future liability for which it is only partially insured, or completely uninsured. The Company intends to mitigate any such future liability by continuing to exercise prudent business judgment in negotiating the terms and conditions of its contracts. See Note 2 for a further discussion of insurance and insurance reserves.

As of July 30, 2010, the Company operated 193 Cracker Barrel stores in leased facilities and also leased certain land and advertising billboards (see Notes 2 and 10).

Rent expense under operating leases, excluding leases for advertising billboards (see Note 2) for each of the three years was:

	Minimum	Contingent	Total
2010	$39,793	$519	$40,312
2009	33,929	535	34,464
2008	32,024	669	32,693

The following is a schedule by year of the future minimum rental payments required under operating leases, excluding leases for advertising billboards (see Note 2), as of July 30, 2010.

Year	
2011	$ 36,078
2012	36,248
2013	36,557
2014	36,988
2015	37,004
Later years	566,060
Total	$748,935

The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the minimum lease payments as of July 30, 2010:

Year	
2011	$22
2012	22
2013	22
Total minimum lease payments	66
Less amount representing interest	6
Present value of minimum lease payments	60
Less current portion	19
Long-term portion of capital lease obligations	$41

The following is a schedule by year of the future minimum rental payments to be received under the Company's sublease, as of July 30, 2010.

Year	
2011	$ 66
2012	67
2013	67
2014	67
2015	71
Later years	162
Total	$500

18 QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for 2010 and 2009 are summarized as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2010				
Total revenue	$581,183	$632,616	$578,233	$612,483
Gross profit	403,712	420,718	405,192	429,075
Income before income taxes	26,215	36,092	19,645	33,757
Income from continuing operations	18,024	25,393	14,428	27,413
Net income	18,024	25,393	14,428	27,413
Income from continuing operations per share – basic	$ 0.79	$ 1.11	$ 0.62	$ 1.18
Net income per share – basic	$ 0.79	$ 1.11	$ 0.62	$ 1.18
Income from continuing operations per share – diluted	$ 0.78	$ 1.09	$ 0.61	$ 1.14
Net income per share – diluted	$ 0.78	$ 1.09	$ 0.61	$ 1.14
2009				
Total revenue	$573,932	$630,182	$567,568	$595,603
Gross profit	392,575	407,689	391,241	410,871
Income before income taxes	18,525	25,992	16,276	29,269
Income from continuing operations	12,832	18,362	11,948	22,815
Net income	12,832	18,362	11,952	22,780
Income from continuing operations per share – basic	$ 0.57	$ 0.82	$ 0.53	$ 1.01
Net income per share – basic	$ 0.57	$ 0.82	$ 0.53	$ 1.01
Income from continuing operations per share – diluted	$ 0.57	$ 0.81	$ 0.52	$ 0.99
Net income per share – diluted	$ 0.57	$ 0.81	$ 0.52	$ 0.99

Corporate Officers

Cracker Barrel Old Country Store, Inc. Corporate Officers

Michael A. Woodhouse
Chairman, President and Chief Executive Officer

Douglas E. Barber
Executive Vice President and Chief Operating Officer

Sandra B. Cochran
Executive Vice President, Chief Financial Officer

Edward A. Greene
Senior Vice President, Strategic Initiatives

Terry A. Maxwell
Senior Vice President, Retail Operations

N.B. Forrest Shoaf
Senior Vice President, Chief Legal Officer and Secretary

Bruce A. Hallums
Vice President, Internal Audit and Loss Prevention

Patrick A. Scruggs
Vice President, Accounting and Tax and Chief Accounting Officer

Norman J. Hill
President, Cracker Barrel Foundation

CBOCS, Inc. (Operating Subsidiary)

Christopher A. Ciavarra
Senior Vice President, Marketing

P. Doug Couvillion
Senior Vice President, Finance

Robert J. Harig
Senior Vice President, Human Resources

William H. Crayton
Vice President, Merchandise Planning and Allocation

Robert F. Doyle
Vice President, Product Development and Quality Assurance

Deborah M. Evans
Vice President, General Merchandise Manager/ Product Development

Brian R. Eytchison
Vice President, Financial Planning and Analysis

Nicholas V. Flanagan
Vice President, Restaurant Operations

Kathleen A. Hansen
Vice President, Retail Operations

J. Larry Jones, Jr.
Vice President, Innovation

Peter B. Keiser
Vice President, Marketing

Timothy W. Mullen
Vice President, Information Services

Thomas R. Pate
Vice President, Training and Management Development

John W. Rains
Vice President, Compensation and Benefits

Stacy L. Stinson
Vice President, Operations Initiatives

S. James Torcivia
Vice President, Development

Michele A. Varian
Vice President, Strategic Sourcing

Michael J. Zylstra
Vice President, General Counsel and Secretary

Charlie E. Austin
Regional Vice President, Restaurant Operations

Lisa P. Christman
Regional Vice President, Retail Operations

Brenda L. Cool
Regional Vice President, Retail Operations

Alvin M. Dozier
Regional Vice President, Restaurant Operations

Alan L. Emery
Regional Vice President, Restaurant Operations

Deborah A. Fratrik
Regional Vice President, Restaurant Operations

Anthony P. Guadagno
Regional Vice President, Restaurant Operations

Michael T. Hackney
Regional Vice President, Restaurant Operations

Sandra K. Hayes
Regional Vice President, Retail Operations

Catherine J. McCarthy
Regional Vice President, Retail Operations

Laura E. Murchison
Regional Vice President, Retail Operations

Beth J. Quinn
Regional Vice President, Retail Operations

Mark W. Romanko
Regional Vice President, Restaurant Operations

Cindy M. Sasse
Regional Vice President, Retail Operations

Michelle R. Scott-Ramirez
Regional Vice President, Retail Operations

David R. Swartling
Regional Vice President, Restaurant Operations

Walter W. Tyree
Regional Vice President, Restaurant Operations

Bart F. Vig
Regional Vice President, Restaurant Operations

Stanley T. Warner
Regional Vice President, Restaurant Operations

Corporate Information

Corporate Offices

Cracker Barrel Old Country Store, Inc.
P.O. Box 787
305 Hartmann Drive
Lebanon, TN 37088-0787
Phone: 615-444-5533
crackerbarrel.com

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
Nashville, Tennessee

10-K Report

A copy of the Cracker Barrel Old Country Store, Inc. Form 10-K Annual Report for Fiscal 2010 filed with the Securities and Exchange Commission, may be obtained without charge through our Internet website, located at crackerbarrel.com and (without exhibits) by writing to the Company, attention: Investor Relations. If requested in writing, exhibits to the Form 10-K Annual Report area available for a reasonable fee.

Annual Meeting

The annual meeting of shareholders will be held at 10:00 a.m. Wednesday, December 1, 2010, at the Cracker Barrel Old Country Store home office on Hartmann Drive, Lebanon, Tennessee. There were 10,345 shareholders of record on the record date of October 4, 2010.

Dividend Reinvestment and Direct Stock Purchase Plan

Although our company does not sponsor a dividend reinvestment or direct stock purchase plan, our transfer agent, American Stock Transfer & Trust Company, LLC ("AST"), sponsors and administers such a program. You may call AST at 800-485-1883 or 718-921-8124 to obtain enrollment forms.

Unless specifically noted otherwise, references in this annual report to "CBRL," "Cracker Barrel" or "The Company" refer to Cracker Barrel Old Country Store, Inc. and its subsidiaries; or its Cracker Barrel Old Country Store® restaurant and gift shop concept.


Cracker Barrel
Old Country Store

P.O. Box 787, Lebanon, TN 37088-0787